RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RECEIVED
2010 AUG 13 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

August 10, 2010

Exemption No: 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA


10016153

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated August 9, 2010 sent to Bombay Stock Exchange Limited and The National Stock Exchange of India Limited along with 3 copies of the Notice convening the meeting of the shareholders pursuant to the Order dated August 6, 2010 passed by the Hon'ble High Court of Bombay and Explanatory Statement under section 393 of the Companies Act, 1956.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above



RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

August 9, 2010

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone : 2659 8235 / 36
Fax: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir

Sub.: Notice convening the meeting of Shareholders to approve Composite Scheme of Arrangement

We refer to the Composite Scheme of Arrangement between Reliance Natural Resources Limited and Reliance Power Limited and Atos Trading Private Limited and Atos Mercantile Private Limited and Coastal Andhra Power Infrastructure Limited and Reliance Prima Limited and Reliance Futura Limited and their respective shareholders and creditors ('Scheme').

Pursuant to sub-clause (c) of Clause 31 of the Listing Agreement, we enclose 3 copies of the Notice convening the meeting of the shareholders pursuant to the Order dated August 6, 2010 passed by the Hon'ble High Court of Bombay and Explanatory Statement under Section 393 of the Companies Act, 1956.

The meeting is scheduled to be held on September 4, 2010 at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources

Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

August 10, 2010

The General Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code: 532709

Dear Sir

Sub.: Notice convening the meeting of Shareholders to approve Composite Scheme of Arrangement

We refer to the Composite Scheme of Arrangement between Reliance Natural Resources Limited and Reliance Power Limited and Atos Trading Private Limited and Atos Mercantile Private Limited and Coastal Andhra Power Infrastructure Limited and Reliance Prima Limited and Reliance Futura Limited and their respective shareholders and creditors ('Scheme').

Pursuant to sub-clause (c) of Clause 31 of the Listing Agreement, we enclose 3 copies of the Notice convening the meeting of the shareholders pursuant to the Order dated August 6, 2010 passed by the Hon'ble High Court of Bombay and Explanatory Statement under Section 393 of the Companies Act, 1956.

The meeting is scheduled to be held on September 4, 2010 at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources

Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited

Registered Office: H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Court Convened Meeting of the Equity Shareholders of Reliance Natural Resources Limited

Day	: Saturday
Date	: 4th day of September, 2010
Time	: 11.30 a.m.
Venue	: Rangsharda Natyamandir, Bandra Reclamation Bandra (West), Mumbai 400 050

Extraordinary General Meeting of the Equity Shareholders of Reliance Natural Resources Limited

Day	: Saturday
Date	: 4th day of September, 2010
Time	: 12.30 p.m. or soon after the conslusion of the Court Convened Meeting of the shareholders of the Company whichever is later.
Venue	: Rangsharda Natyamandir, Bandra Reclamation Bandra (West), Mumbai 400 050

Contents **Page No.**

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY SUMMONS FOR DIRECTION NO. 536 OF 2010

In the matter of the Companies Act, 1956;
AND
In the matter of Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies Act, 1956;
AND
In the matter of Composite Scheme of Arrangement
between
Reliance Natural Resources Limited ('RNRL')
and
Reliance Power Limited ('RPower')
and
Atos Trading Private Limited ('ATPL')
and
Atos Mercantile Private Limited ('AMPL')
and
Coastal Andhra Power Infrastructure Limited ('CAPIL')
and
Reliance Prima Limited ('RPL')
and
Reliance Futura Limited ('RFL')
and
their respective Shareholders and Creditors

RELIANCE NATURAL RESOURCES LIMITED, a company incorporated under the provisions of the Companies Act, 1956 and having its registered office at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 } .... Applicant Company

NOTICE CONVENING THE MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE NATURAL RESOURCES LIMITED, THE APPLICANT COMPANY

To,

The Equity Shareholders of **RELIANCE NATURAL RESOURCES LIMITED** ('the Applicant Company')

TAKE NOTICE that by an Order made on the 6th day of August, 2010, in the above Company Summons for Direction, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050 on Saturday, the 4th day of September, 2010 at 11.30 a.m. for the purpose of considering and, if thought fit, approving, with or without modification(s), the proposed arrangement embodied in the Composite Scheme of Arrangement between Reliance Natural Resources Limited ('RNRL') and Reliance Power Limited ('RPower') and Atos Trading Private Limited ('ATPL') and Atos Mercantile Private Limited ('AMPL') and Coastal Andhra Power Infrastructure Limited ('CAPIL') and Reliance Prima Limited ('RPL') and Reliance Futura Limited ('RFL') and their respective Shareholders and Creditors ("Scheme" or "the Scheme").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050 on Saturday, the 4th day of September, 2010 at 11.30 a.m. at which place, day, date and time you are requested to attend the said meeting.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy provided that a proxy in the prescribed form, duly signed by you or your authorised representative, is deposited at the Registered Office of the Applicant Company at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 not later than 48 hours before the scheduled time of the meeting.

The Hon'ble High Court of Judicature at Bombay has appointed Justice M H Kania (Retired Chief Justice of India), failing him, Shri S L Rao, Director of the Applicant Company, and failing him, Shri J L Bajaj, Director of the Applicant Company to be the Chairman of the said Meeting.

A copy of the Scheme, the Explanatory Statement under Section 393 of the Companies Act, 1956, the Attendance Slip and Form of Proxy are enclosed herewith.

Mumbai
Dated this 6th day of August, 2010

Sd/-
M H Kania
(Former Chief Justice of India)
Chairman appointed for the Meeting

Registered Office
H Block, 1st floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Notes: (1) All alterations made in the Form of Proxy should be initialled.

(2) Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy or by Authorised Representative under Section 187 of the Companies Act, 1956) at the shareholders meeting.

Enclosures: As above

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY SUMMONS FOR DIRECTION NO. 536 OF 2010

In the matter of the Companies Act, 1956;
AND
In the matter of Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies Act, 1956;
AND
In the matter of Composite Scheme of Arrangement
between
Reliance Natural Resources Limited ('RNRL')
and
Reliance Power Limited ('RPower')
and
Atos Trading Private Limited ('ATPL')
and
Atos Mercantile Private Limited ('AMPL')
and
Coastal Andhra Power Infrastructure Limited ('CAPIL')
and
Reliance Prima Limited ('RPL')
and
Reliance Futura Limited ('RFL')
and
their respective Shareholders and Creditors

RELIANCE NATURAL RESOURCES LIMITED, a company incorporated under the provisions of the Companies Act, 1956 and having its registered office at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 } .... Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to an Order dated the 6th day of August, 2010 passed by the Hon'ble High Court of Judicature at Bombay in the Company Summons for Direction referred to hereinabove, a meeting of the Equity Shareholders of the Applicant Company is being convened and held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050 on Saturday, the 4th day of September, 2010 at 11.30 a.m. for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Composite Scheme of Arrangement between Reliance Natural Resources Limited ('RNRL') and Reliance Power Limited ('RPower') and Atos Trading Private Limited ('ATPL') and Atos Mercantile Private Limited ('AMPL') and Coastal Andhra Power Infrastructure Limited ('CAPIL') and Reliance Prima Limited ('RPL') and Reliance Futura Limited ('RFL') and their respective shareholders and creditors ("Scheme" or "the Scheme").
2. In this Statement, Reliance Natural Resources Limited is hereinafter referred to as "the Company" or "the Applicant Company" or "RNRL" and Reliance Power Limited as "RPower" and Atos Trading Private Limited as "ATPL" and Atos Mercantile Private Limited as "AMPL" and Coastal Andhra Power Infrastructure Limited as "CAPIL" and Reliance Prima Limited as "RPL" and Reliance Futura Limited as "RFL". The other definitions contained in the Scheme will apply to this Explanatory Statement also.
3. The proposed Scheme, *inter alia*, envisages the following:
   - The demerger of Business Undertaking (as defined in the Scheme) of RNRL into RPower;
   - The reorganisation of share capital of RNRL;
   - The transfer of Exploration Block undertakings (as defined in the Scheme) from RPower to Exploration SPVs (wholly owned subsidiaries of RPower);
   - The merger of RFL into RPower.
4. A copy of the Scheme setting out in detail the terms and conditions of the arrangement, which has been approved by the Board of Directors of the Applicant Company on 4th July, 2010, is forming part of this Explanatory Statement.

5. Background of the Companies

5.1 Reliance Natural Resources Limited

(a) RNRL was incorporated on the 24th day of March, 2000, under the Companies Act, 1956 under the name "Reliance Platforms Communications.com Private Limited". Subsequently, the name was changed to "Reliance Energy Private Limited" on 3rd day of January, 2003. Thereafter, it was changed to "Reliance Wattage Private Limited" on 16th January, 2003 and afterwards was converted into a public limited company on July 25, 2005. Further, the name of the Company was changed to "Reliance Fuel Management Limited" on 3rd day of August, 2005. On 10th day of August, 2005 the name was changed to "Global Fuel Management Services Limited". On 9th day of January, 2006 the name was changed to the present name "Reliance Natural Resources Limited".

(b) The Registered Office of the Applicant Company is situated at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of the Applicant Company as per audited balance sheet as on March 31, 2010, is as under:

Authorised Capital	**₹ in Lakh**
300,00,00,000 Equity Shares of ₹ 5 each	150,000.00
100,00,00,000 Unclassified Shares of ₹ 5 each	50,000.00
Total	**200,000.00**
Issued, subscribed and paid-up capital	
163,31,30,422 Equity Shares of ₹ 5 each fully paid up*	81,656.52
Total	**81,656.52**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid up share capital of the Applicant Company.

The equity shares of the Applicant Company are listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

* includes 50,98,500 equity shares represented by Global Depository Receipts (GDRs). These GDRs are listed on the Luxembourg Stock Exchange.

(d) The objects for which the Applicant Company has been established are set out in the Memorandum of Association. The main objects are as under:

1. To carry on in India or elsewhere, the business of buying, selling, marketing, supplying, importing, exporting, trading, hedging, storing, distributing, transporting manufacturing, compressing, producing, processing, refining, mixing, formulating, purifying, disinfecting, converting, compounding, developing, deriving, discovering, searching, mining, quarrying, releasing, manipulating, preparing, or otherwise dealing in fuels required or used in industries, household, agriculture, laboratories, hospitals, aviators, vehicles, space rockets, communications, power plants, energy generation, water works, forest / plant protection and all other purposes whatsoever, including petroleum, petroleum products and by products, petrochemicals, oil, crude, oxygen, hydrogen, nitrogen, carbonic acid and all sorts of gases including natural gas (NG), liquified natural gas (LNG), compressed natural gas (CNG), liquified petroleum gas (LPG) and associated gaseous substance, hydro-carbons, coal, coal bed methane, lignite, coke, petrol, naphtha, high speed diesel, aviation turbine fuel, superior kerosene oil, including other related products and to act as selling agents, commission agents, sales organizers, distributors, stockists, del-credre agents, C & F agents, wholesalers and retailers for aforesaid products and designing, developing, erecting, installing, setting up, operating, maintaining, managing, owning, leasing, hiring retail or wholesale outlets, pumps, terminals, depots, showrooms, storage tanks, warehouses, godowns, objects, equipment, devices, facilities, infrastructure, and to carry on the business of transportation and distribution, designing, setting up, erecting, maintaining, and operating in India or abroad, pipes, pipelines, cross country piping systems, cylinders and other allied facilities for distribution of fuels, gases, natural resources, and to provide other related and ancillary services, facilities, assets or infrastructure, including but not limited to value all sorts of added services, and to plan, establish, develop, provide, promote, use, operate, conduct, procure, facilitate, maintain, do business, provide infrastructure and act as consultants, agent for attaining the above object.

1A. To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel, natural gas or any other form, kind or description.

(e) The Applicant Company is engaged in sourcing, supply and transportation of gas, coal and liquid fuels and shipping. It is also involved in the exploration and production activities of the blocks offered under New Exploration and Licensing Policy (NELP) and Coal Bed Methane (Exploration) round.

5.2 Reliance Power Limited

(a) RPower was incorporated on 17th day of January, 1995 under the Companies Act, 1956 under the name "Bawana Power Private Limited". Subsequently, the name was changed to "Reliance Delhi Power Private Limited" on 3rd day of February, 1995. Further, it was changed to "Reliance EGen Private Limited" on 17th February, 2004. Further, it was changed to "Reliance Energy Generation Private Limited" on 10th day of March, 2004. Further on 31st day of March, 2004, it was converted into a public limited company and its name was changed to "Reliance Energy Generation Limited". On 7th day of July, 2007 the name was changed to the present name "Reliance Power Limited".

(b) The Registered Office of RPower is situated at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of RPower as per audited balance sheet as on March 31, 2010, is as under:

Authorised Capital	**₹ in Lakh**
5,000,000,000 Preference Shares of ₹ 10 each	5,00,000.00
11,000,000,000 Equity Shares of ₹ 10 each	11,00,000.00
Total	**16,00,000.00**
Issued, subscribed and paid-up capital	
2,396,800,000 Equity Shares of ₹ 10 each fully paid-up	2,39,680.00
Total	**2,39,680.00**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid-up share capital of RPower. The equity shares of RPower are listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

(d) The objects for which RPower has been established are set out in its Memorandum of Association. The main objects are as under:

1. To carry on all or any of the business of producers, manufacturers, generators, suppliers, distributors, transformers, converters, transmitters, processors, developers, storers, procurers, carriers and dealers in electricity, all form of energy and any such products and by -products derived from such business including without limitation, steam, fuels, ash, conversion of ash into bricks and any products derived from or connected with any other form of energy, including, without limitation to conventional sources such as heat, thermal, hydel and/ or from nonconventional sources such as tidalwave, wind, solar, geothermal, biological, biogas and coal bed methane.

2. To carry on all or any of the business of purchasers, creators, generators, manufacturers, producers, procurers, suppliers, distributors, converters, processors, developers, storers, carriers and dealers in, design or otherwise acquire to use, sell, transfer or otherwise dispose of electricity, steam, hydro or tidal, water, wind, solar, hydrocarbon fuels, fuel handling equipments and machinery and fuel handling facilities thereto and any products or by products derived from any such business (including without limitation distillate fuel oil and natural gas whether in liquefied or vaporized form), or other energy of every kind and description and stoves, cookers, heaters, geysers, biogas, plants, gas and steam turbines, boilers, generators, alternators, diesel generating sets and other energy devices and appliances of every kind and description.

(e) RPower is presently engaged in the development, construction and operation of power generation projects.

5.3 Atos Trading Private Limited

(a) ATPL was incorporated under the provisions of the Companies Act, 1956 on the 12th day of January, 2010.

(b) The Registered Office of ATPL is situated at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of ATPL as per audited balance sheet as on March 31, 2010, is as under:

Authorised Capital	**₹ in Lakh**
10,000 Equity Shares of ₹ 10 each	1
Total	**1**
Issued, subscribed and paid-up capital	
10,000 Equity Shares of ₹ 10 each fully paid-up	1
Total	**1**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid-up share capital of ATPL. ATPL is a wholly owned subsidiary of RFL and an indirect wholly owned subsidiary of RPower.

(d) The objects for which ATPL has been established are set out in the Memorandum of Association. The main object is as under:

1. To carry on business as general merchants and traders in goods and commodities, on ready or forward basis, commission agents, buying and selling agents, brokers, importers, exporters and to act as manufacturer's representatives. The Company shall undertake not to carry on any scheme / activity which is prohibited under the Act. The Prize Chits and Money Circulating Scheme (Banning) Act, 1978.

(e) ATPL is a newly incorporated Company and is currently not carrying on any significant business activity. It proposes to engage in exploration, production and distribution of coal bed methane (CBM) gas and other related activities.

5.4 Atos Mercantile Private Limited

(a) AMPL was incorporated on the 12th day of January, 2010, under the Companies Act, 1956.

(b) The Registered Office of AMPL is situated at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of AMPL as per audited balance sheet as on March 31, 2010, is as under:

Authorised Capital	**₹ in Lakh**
10,000 Equity Shares of ₹ 10 each	1
Total	**1**
Issued, subscribed and paid-up capital	
10,000 Equity Shares of ₹ 10 each fully paid-up	1
Total	**1**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid-up share capital of AMPL. AMPL is a wholly owned subsidiary of RFL and an indirect wholly owned subsidiary of RPower.

(d) The objects for which AMPL has been established are set out in the Memorandum of Association. The main object is as under:

1. To carry on business as general merchants and traders in goods and commodities, on ready or forward basis, commission agents, buying and selling agents, brokers, importers, exporters and to act as manufacturer's representatives. The Company shall undertake not to carry on any scheme / activity which is prohibited under the Act. The Prize Chits and Money Circulating Scheme (Banning) Act, 1978.

(e) AMPL is a newly incorporated Company and is currently not carrying on any significant business activity. It proposes to engage in exploration, production and distribution of coal bed methane (CBM) gas and other related activities.

5.5 Coastal Andhra Power Infrastructure Limited

(a) CAPIL was incorporated under the provisions of the Companies Act, 1956 on 27th day of December, 2005, under the name "Reliance Health Sciences Limited". Subsequently, the name was changed to the present name "Coastal Andhra Power Infrastructure Limited" on 28th day of February, 2008.

(b) The Registered Office of CAPIL is situated at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of CAPIL as per audited balance sheet as on March 31, 2010, is as under:

Authorised Capital	**₹ in Lakh**
50,000 Equity Shares of ₹ 10 each	5
Total	**5**
Issued, subscribed and paid-up capital	
50,000 Equity Shares of ₹ 10 each fully paid-up	5
Total	**5**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid-up share capital of CAPIL. CAPIL is a wholly owned subsidiary of RFL and an indirect wholly owned subsidiary of RPower.

(d) The objects for which CAPIL has been established are set out in the Memorandum of Association. The main object is as under:

1. To carry on business to operate, lease, install, develop, promote, manage, own, maintain projects in the infrastructure sectors including setting up of power plant including non-conventional energy sources, installation of equipment, handling equipment, loading equipment, power stations and reservoirs, mining, fuel management and operations, airports, terminals, roads, highways, flyovers, bridges, buildings, wells, dams, barrages, weirs, tunnels, canals, inter linking projects of rivers, to support any of the infrastructure project and to conceive, plan, collaborate, survey, design, study, own, operate, maintain and to evaluate all steps, process, avail or provide techniques, and methods for setting up of all types of Infrastructure Projects, facilities or works, and to build, construct, install, erect, undertake, lay down, commission, establish, own, operate, manage, control, and administer, lease, transfer, all Infrastructure Projects in the capacity of principals, contractors, advisors, engineers, consultants, service providers, surveyors or otherwise in India or abroad.

(e) CAPIL proposes to engage in exploration, production and distribution of coal bed methane (CBM) gas and other related activities.

5.6 Reliance Prima Limited

(a) RPL was incorporated under the provisions of the Companies Act, 1956 on 12th day of September, 2008.

(b) The Registered Office of RPL is situated at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of RPL as per audited balance sheet as on March 31, 2010, is as under:

Authorised Capital	**₹ in Lakh**
50,000 Equity Shares of ₹ 10 each	5
Total	**5**
Issued, subscribed and paid-up capital	
50,000 Equity Shares of ₹ 10 each fully paid-up	5
Total	**5**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid-up share capital of RPL. RPL is a wholly owned subsidiary of RFL and an indirect wholly owned subsidiary of RPower.

(d) The objects for which RPL has been established are set out in the Memorandum of Association. The main object is as under:

1. To buy, sell, import, export, manufacture, treat, prepare and deal in merchandise, commodities and articles and generally to carry on business as merchants, traders, exporters, importers, commission agents, buying and selling agents, brokers and to do all kinds of agency work in all kinds of general produce, substances, materials, merchandise, articles and machinery of all kinds, spare parts, accessories and equipment in India and elsewhere in the world.

(e) RPL proposes to engage in exploration, production and distribution of oil and gas and other related activities.

5.7 Reliance Futura Limited

(a) RFL was incorporated under the provisions of the Companies Act, 1956 on the 12th day of September, 2008.

(b) The Registered Office of RFL is situated at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

(c) The share capital structure of RFL as per audited balance sheet as on March 31, 2010, is as under:

Authorised Capital	**₹ in Lakh**
50,000 Equity Shares of ₹ 10 each	5
Total	**5**
Issued, subscribed and paid-up capital	
50,000 Equity Shares of ₹ 10 each fully paid-up	5
Total	**5**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid-up share capital of RFL. RFL is a wholly owned subsidiary of RPower.

(d) The objects for which RFL has been established are set out in the Memorandum of Association. The main object is as under:

1. To design, develop, research, experiment, new process, goods, materials, articles and in the development of new futuristic projects, technologies and to undertake, aid, promote and co-ordinate projects studies, forecast and surveys, prepare schemes, project report, market research and other studies, in all areas including civil, mechanical, structural, mining engineering, network services, information and technology, e-commerce / digital marketing, entertainment and power projects, in India and elsewhere in the world.

(e) ATPL, AMPL, CAPIL and RPL are wholly owned subsidiary companies of RFL.

6. Rationale of the Scheme

All the above companies are part of the Reliance Anil Dhirubhai Ambani Group ('the Group').

In June 2010, RNRL has signed a revised Gas Supply Master Agreement ('GSMA') with Reliance Industries Limited as directed by the Hon'ble Supreme Court of India. In order to make better utilisation of GSMA, RPower now intends to consolidate the business of RNRL into itself.

The consolidation would, *inter alia*, have the following benefits:

i) Cost savings in terms of economies of scale, sourcing benefits, vendor rationalization, more focused operational efforts, rationalisation, standardisation and simplification of business processes and productivity improvements;

ii) The synergies that exist between the two entities can be put to the best advantage of all stakeholders;

iii) Greater size, scale, integration, greater financial strength and flexibility for the restructured entity;

iv) Strengthening leadership in the industry, in terms of the asset base, revenues, product range, production volumes and market share;

v) The consolidated entity will benefit from improved organizational capability and leadership, arising from the combination of people from RNRL and RPower who have the diverse skills, talent and vast experience to compete successfully in increasingly competitive industries;

vi) Gas supply under RNRL's Gas Supply Master Agreement with Reliance Industries Limited will facilitate accelerated implementation of RPower's plans for setting up over 8,000 MW of gas based power generation capacity;

vii) Enable faster utilization for gas and oil produced by exploitation of, prospects for gas from RNRL's share in Coal Bed Methane (CBM) blocks, comprising of interests in 4 CBM blocks with an acreage of 3,251 sq. kms and estimated resources of about 193 billion cubic meters and share in an oil and gas block in Mizoram, with an acreage of 3,619 sq. kms. and reserve potential of up to 28 billion cubic meters;

viii) Enhanced reliability and cost efficiency for fuel supplies through RNRL's coal supply logistics and shipping business;

ix) Significant further enhancement of RPower's overall growth prospects including RPower's diversified generation portfolio and its substantial coal reserves in India and abroad;

For achieving better focus and management efficiency, it is essential that the core and non core activities are housed under separate entities. To achieve this end, the non core business assets would be retained with RNRL which would become a wholly owned subsidiary of RPower.

Further, the Exploration Blocks situated at Barmer in Rajasthan, Kothagudem in Andhra Pradesh, Sohagpur in Madhya Pradesh and in Mizoram acquired by RPower consequent to the demerger of the Business undertaking would be transferred to four separate Special Purpose Vehicles (SPVs) which would be held through RFL, a wholly owned subsidiary of RPower so as to achieve the following benefits:

a. Management focus

b. Enhanced financial strength and flexibility

c. Core competence separation

d. Simplified and transparent business structure

e. Attribution of appropriate risk and valuation to different businesses based on their respective risk return profile and cash flows

f. Greater visibility on the performance of individual businesses

g. Global competitiveness

h. Productivity gains

i. Rationalisation of business processes

j. Optimisation of fiscal incentives

k. Reduction of volatility in the earnings stream

As a part of the restructuring, RFL is proposed to be merged with RPower, to achieve the following benefits:

(i) Reducing administrative cost;

(ii) Removing multiple layer inefficiencies; and

(iii) Achieving operational and management efficiency.

7. Salient features of the Scheme are as under:

(a) Appointed Date of the Scheme is the Effective Date.

(b) The Scheme would become effective on the last of the dates on which the certified copies of the Orders of the High Court of Judicature at Bombay are filed with the Registrar of Companies, Maharashtra, Mumbai, by all the companies who are parties to the Scheme.

(c) Demerger of Business Undertaking of RNRL into RPower

- With effect from the Appointed Date, the whole of the undertaking and properties of the Business Undertaking of RNRL shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RPower so as to vest in RPower all rights, titles and interest pertaining to the Business Undertaking.
- In consideration of the transfer and vesting of the Business Undertaking of RNRL in RPower, RPower shall on or after the Record Date without any further application or deed, issue and allot to all shareholders of RNRL, whose names appears in the Register of Members of RNRL as on the Record Date or to his / her heirs, executors, administrators or the successors-in-title, as the case may be, fully paid-up equity shares in the ratio of 1 (One) equity share of ₹ 10 each of RPower for every 4 (Four) equity shares of ₹ 5 each, held by the shareholders in RNRL.
- The Equity Shares to be issued to the members of RNRL as above shall be subject to the Memorandum and Articles of Association of RPower and shall rank pari passu with the existing equity shares of RPower in all respects including dividends.
- RPower shall apply to the relevant Stock Exchange(s) or the concerned Government authorities for listing of its equity shares, which will be allotted in pursuance of this Scheme.
- Upon the coming into effect of this Scheme, all staff, workmen and employees of RNRL engaged in or in relation to its Business Undertaking and who are in such employment as on the Effective Date shall become the staff, workmen and employees of RPower without any break in their service and on the basis of continuity of service, and the terms and conditions of their employment with RPower shall not be less favourable than those applicable to them with reference to RNRL, in relation to the Business Undertaking on the Effective Date.

(d) Reorganisation of Share Capital of RNRL

- Upon the scheme being effective, the Original Share Capital of RNRL, without any further act or deed, shall stand cancelled. Consequently, an equivalent amount of authorised and issued equity share capital of RNRL will also be cancelled.
- Upon the sanction of the Scheme by the High Court but before the effective date, RPower shall place a deposit of ₹ 5,00,000 (Rupees five lakh only) with RNRL, which shall be adjusted for issue of 1,00,000 fully paid up equity shares of

₹ 5 each at par to RPower, on the Scheme becoming effective.

(e) Transfer of Exploration Block Undertakings to Exploration SPVs

- With effect from the Appointed Date, the whole of the undertaking and properties of the Exploration Block Undertaking 1, Exploration Block Undertaking 2, Exploration Block Undertaking 3 and Exploration Block Undertaking 4 (transferred to RPower as per Section 2 of the Scheme), shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in Exploration SPV 1, Exploration SPV 2, Exploration SPV 3 and Exploration SPV 4 respectively so as to vest all rights of RPower in respective SPVs.
- The Exploration SPVs are indirect wholly owned subsidiaries of RPower. The Scheme is intended to restructure within the group of companies controlled by RPower, the holding of the Exploration SPVs in a more efficient manner with due regard to project specific risks and consistent with the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RPower. Hence, the Exploration SPVs shall, in lieu of issuing any shares or paying any consideration to RPower or to its shareholders, record an amount equal to the fair value of the Exploration Undertakings as General Reserve.
- Upon the coming into effect of this Scheme, all staff, workmen and employees engaged in or in relation to its the Exploration Block Undertakings and who are in such employment as on the Effective Date shall become the staff, workmen and employees of respective Exploration SPVs without any break in their service and on the basis of continuity of service, and the terms and conditions of their employment with respective Exploration SPVs shall not be less favourable than those applicable to them with reference to RPower, in relation to the Exploration Block Undertakings on the Effective Date.

(f) Merger of RFL into RPower

- With effect from the Appointed Date the whole of the undertaking and properties of RFL, including investments, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RPower so as to vest in RPower all rights, title and interest pertaining thereto.
- Since the entire share capital of RFL is held by RPower, no consideration shall be payable / dischargeable for merger.
- Upon the coming into effect of this Scheme, all staff, workmen and employees of RFL engaged in or in service on the Effective Date shall become the staff, workmen and employees of RPower without any break in their service and on the basis of continuity of service, and the terms and conditions of their employment with RPower shall not be less favourable than those applicable to them with reference to RFL, on the Effective Date.

The features set out above being only the salient features of the Scheme, the members are requested to read the entire text of the Scheme, annexed to this notice, to get fully acquainted with the provisions thereof.

8. The rights and interests of the members and the creditors of RNRL, RPower, ATPL, AMPL, CAPIL, RPL and RFL will not be prejudicially affected by the Scheme.

9. The Scheme was approved by the Board of Directors of RNRL on 4th July, 2010 after considering the valuation arrived at by M/s KPMG India Private Limited and issued in their report of even date. The Board of Directors of RPower, CAPIL, RPL and RFL have approved the aforesaid Scheme at their meetings held on 4th July, 2010 and the Board of Directors of ATPL and AMPL have approved the aforesaid Scheme at their meetings held on 23rd July, 2010.

10. No investigation proceedings have been initiated or are pending under Section 235 to Section 251 of the Companies Act, 1956 against RNRL.

11. On the Scheme being approved by the equity shareholders as per the requirements of Section 391 of the Act, RNRL, will seek sanction of the Hon'ble High Court of Judicature at Bombay.

12. RNRL has obtained the approval to the Scheme in terms of clause 24(f) of the Listing Agreement, from the Bombay Stock Exchange Limited vide its letter dated July 28, 2010 and from the National Stock Exchange of India Limited vide its letter dated July 29, 2010.

13. In the event all of the requisite approvals enumerated in the Scheme not being received by March 31, 2012 or within such further period or periods as may be agreed upon by the respective Board of Directors of the Parties, the parties may resolve that the said Part(s) wherein requisite approvals are not obtained shall stand revoked, cancelled and be of no effect, save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any rights and / or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise be expedient and be agreed by the respective Board of Directors of the parties. In such a case, each party shall bear and pay its respective costs, charges and expenses for and / or in connection with the Scheme.

14. The directors and manager of RNRL, RPower, ATPL, AMPL, CAPIL, RPL and RFL may be deemed to be concerned and / or interested in the Scheme only to the extent of their shareholding in the Companies, or to the extent the said directors are common directors in the Companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and / or beneficiary of trust that hold shares in any of the companies or to the extent they may be allotted shares in RPower as a result of the Scheme. Save as aforesaid, none of the directors and manager of the Company have any material interest in the proposed Scheme.

15. The details of shareholding of Directors and Manager of RNRL in RNRL, RPower, ATPL, AMPL, CAPIL, RPL and RFL, either singly or jointly, as on June 30, 2010 are as under:

Names	Designation	No. of shares held in RNRL	No. of shares held in RPower	No. of shares held in ATPL	No. of shares held in AMPL	No. of shares held in CAPIL	No. of shares held in RPL	No. of shares held in RFL
Shri Anil Ambani	Chairman	18,59,171	*1,000	Nil	Nil	Nil	Nil	Nil
Shri Anil Singhvi	Vice-Chairman	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shri S L Rao	Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shri J L Bajaj	Director	Nil	27	Nil	Nil	Nil	Nil	Nil
Dr Bakul Dholakia	Director	7,970	3,000	Nil	Nil	Nil	Nil	Nil
Shri Ashish S Karyekar	Manager	Nil	45	**1	**1	**1	**1	***1

* Holding shares jointly with AAA Project Ventures Private Limited

** Holding share jointly with Reliance Futura Limited

*** Holding share jointly with Reliance Power Limited

16. The details of shareholding of Directors and Manager of RPower in RNRL, RPower, ATPL, AMPL, CAPIL, RPL and RFL, either singly or jointly, as on June 30, 2010 are as under:

Names	Designation	No. of shares held in RNRL	No. of shares held in RPower	No. of shares held in ATPL	No. of shares held in AMPL	No. of shares held in CAPIL	No. of shares held in RPL	No. of shares held in RFL
Shri Anil Ambani	Chairman	18,59,171	*1,000	Nil	Nil	Nil	Nil	Nil
Shri K H Mankad	Whole-time Director	528	Nil	Nil	Nil	Nil	Nil	Nil
Shri S L Rao	Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shri J L Bajaj	Director	Nil	27	Nil	Nil	Nil	Nil	Nil
Dr Yogendra Narain	Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr V K Chaturvedi	Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shri Paresh Rathod	Manager	100	25	Nil	Nil	1**	1**	1***

* Holding share jointly with AAA Project Ventures Private Limited

** Holding share jointly with Reliance Futura Limited

*** Holding share jointly with Reliance Power Limited

17. The details of shareholding of Directors of ATPL in ATPL, RNRL, RPower, AMPL, CAPIL, RPL and RFL, either singly or jointly, as on June 30, 2010 are as under:

Name of Directors	No. of shares held in RNRL	No. of shares held in RPower	No. of shares held in ATPL	No. of shares held in AMPL	No. of shares held in CAPIL	No. of shares held in RPL	No. of shares held in RFL
Shri Ashish S Karyekar	Nil	45	1*	1*	1*	1*	1**
Shri Divyesh Dalal	Nil	Nil	Nil	Nil	Nil	Nil	Nil

* Holding share jointly with Reliance Futura Limited

** Holding share jointly with Reliance Power Limited

18. The details of shareholding of Directors of AMPL in AMPL, RNRL, RPower, ATPL, CAPIL, RPL and RFL either singly or jointly, as on June 30, 2010 are as under:

Name of Directors	No. of shares held in RNRL	No. of shares held in RPower	No. of shares held in ATPL	No. of shares held in AMPL	No. of shares held in CAPIL	No. of shares held in RPL	No. of shares held in RFL
Shri Ashish S Karyekar	Nil	45	1*	1*	1*	1*	1**
Shri Divyesh Dalal	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shri Lakshman Ramakrishna	2,500	347	Nil	Nil	Nil	Nil	Nil

* Holding share jointly with Reliance Futura Limited

** Holding share jointly with Reliance Power Limited

19. The details of shareholding of Directors of CAPIL in CAPIL, RNRL, RPower, ATPL, AMPL, RPL and RFL, either singly or jointly, as on June 30, 2010 are as under:

Name of Directors	No. of shares held in RNRL	No. of shares held in RPower	No. of shares held in ATPL	No. of shares held in AMPL	No. of shares held in CAPIL	No. of shares held in RPL	No. of shares held in RFL
Shri Paresh Rathod	100	25	Nil	Nil	1*	1*	1**
Shri Abhijit Banerjee	Nil	Nil	Nil	Nil	1*	1*	1**
Shri Ashish S Karyekar	Nil	45	1*	1*	1*	1*	1**

* Holding share jointly with Reliance Futura Limited

** Holding share jointly with Reliance Power Limited

20. The details of shareholding of Directors of RPL in RPL, RNRL, RPower, ATPL, AMPL, CAPIL and RFL, either singly or jointly, as on June 30, 2010 are as under:

Name of Directors	No. of shares held in RNRL	No. of shares held in RPower	No. of shares held in ATPL	No. of shares held in AMPL	No. of shares held in CAPIL	No. of shares held in RPL	No. of shares held in RFL
Shri Divyesh Dalal	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shri Prakash Khedekar	Nil	27	Nil	Nil	1*	1*	1**
Ms Shivangi Samani	Nil	Nil	Nil	Nil	Nil	Nil	Nil

* Holding share jointly with Reliance Futura Limited

** Holding share jointly with Reliance Power Limited

21. The details of shareholding of Directors of RFL in RFL, RNRL, RPower, ATPL, AMPL, CAPIL and RPL, either singly or jointly, as on June 30, 2010 are as under:

Name of Directors	No. of shares held in RNRL	No. of shares held in RPower	No. of shares held in ATPL	No. of shares held in AMPL	No. of shares held in CAPIL	No. of shares held in RPL	No. of shares held in RFL
Shri Abhijit Banerjee	Nil	Nil	Nil	Nil	1*	1*	1**
Shri Mohan Limaye	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ms Shivangi Samani	Nil	Nil	Nil	Nil	Nil	Nil	Nil

* Holding share jointly with Reliance Futura Limited

** Holding share jointly with Reliance Power Limited

22. The shareholding pattern of RNRL as on June 30, 2010 is as follows:

Category Code	Category of Shareholder	Total No. of Shares	As a % of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**		
(1)	**Indian**		
(a)	Individuals / Hindu Undivided Family	88,45,089	0.54
(b)	Central Government / State Governments	0	0.00
(c)	Bodies Corporate	88,67,63,053	54.30
(d)	Financial Institutions / Banks	0	0.00
(e)	Any Other (Specify)	0	0.00
	Sub -Total (A)(1)	**89,56,08,142**	**54.84**
(2)	**Foreign**		
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0.00
(b)	Bodies Corporate	0	0.00
(c)	Institutions	0	0.00
(d)	Any Other (Specify)	0	0.00
	Sub -Total (A)(2)	**0**	**0.00**
	Total shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**89,56,08,142**	**54.84**
(B)	**Public Shareholding**		
(1)	Institutions		
(a)	Mutual Funds / UTI	9,70,971	0.06
(b)	Financial Institutions / Banks	15,59,139	0.10
(c)	Central Government / State Governments	9,85,115	0.06
(d)	Venture Capital Funds	0	0.00
(e)	Insurance Companies	3,42,02,853	2.09
(f)	Foreign Institutional Investors	7,17,44,508	4.39
(g)	Foreign Venture Capital Investors	0	0.00
(h)	Any Other (Specify)	0	0.00
	Sub -Total (B)(1)	**10,94,62,586**	**6.70**
(2)	**Non-Institutions**		
(a)	Bodies Corporate	10,28,65,669	6.30
(b)	Individuals		
	i. Individual shareholders holding nominal share capital up to ₹ 1 lakh	47,25,74,372	28.94
	ii. Individual shareholders holding nominal share capital in excess of ₹ 1 lakh	2,81,25,929	1.72
(c)	Any Other (Specify)		
1	NRIs / OCBs	1,94,29,624	1.19
	Sub -Total (B)(2)	**62,29,95,594**	**38.15**
	Total Public Shareholding B=(B)(1)+(B)(2)	**73,24,58,180**	**44.85**
	TOTAL (A) + (B)	**1,62,80,66,322**	**99.69**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**50,64,100**	**0.31**
	GRAND TOTAL (A)+(B)+(C)	**1,63,31,30,422**	**100.00**

Post Scheme, RNRL would become wholly owned subsidiary of RPower since the entire post Scheme paid up capital of RNRL i.e. 1,00,000 fully paid-up equity shares of ₹ 5 each at par would be held by RPower and its nominees.

23. Pre and Post Scheme shareholding pattern of RPower based on shareholding as on June 30, 2010 is as follows:

	Category of Shareholder	Pre Scheme		Post Scheme	
		No. of Equity Shares	As a % of (A+B+C)	No. of Equity Shares	As a % of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**				
(a)	Individuals / Hindu Undivided Family	1,000	0.00	22,12,272	0.08
(b)	Bodies Corporate	203,19,99,000	84.78	225,36,89,764	80.34
	Total shareholding of Promoter and Promoter Group (A)	203,20,00,000	84.78	225,59,02,036	80.42
(B)	**Public Shareholding**				
(1)	**Institutions**				
(a)	Mutual Funds / UTI	87,28,160	0.36	89,70,902	0.32
(b)	Financial Institutions / Banks	1,66,05,481	0.69	1,69,95,266	0.61
(c)	Central Government / State Government (s)	0	0.00	2,46,279	0.01
(d)	Venture Capital Funds	0	0.00	0	0.00
(e)	Insurance Companies	1,75,16,831	0.73	2,60,67,544	0.93
(f)	Foreign Institutional Investors	9,02,28,083	3.76	10,81,64,210	3.86
	Sub-Total	**13,30,78,555**	**5.55**	**16,04,44,201**	**5.72**
(2)	**Non-institutions**				
(a)	Bodies Corporate	4,31,39,695	1.80	6,88,56,112	2.45
(b)	Individuals				
(i)	Individual shareholders holding nominal share capital up to ₹ 1 lakh.	17,20,18,504	7.18	29,25,64,991	10.43
(ii)	Individual shareholders holding nominal share capital in excess of ₹ 1 lakh	1,33,80,006	0.36	1,80,08,595	0.64
(c)	Any Other (specify)				
1.	Non Residents Indians / Overseas Corporate Bodies	31,83,240	0.13	80,40,646	0.29
	Sub-Total	**23,17,21,445**	**9.67**	**38,74,70,344**	**13.82**
	Total Public Shareholding (B)	**36,48,00,000**	**15.22**	**54,79,14,545**	**19.53**
	Total (A)+(B)	**239,68,00,000**	**100.00**	**280,38,16,581**	**99.95**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**0**	**0.00**	**12,66,025**	**0.05**
	Total (A)+(B)+(C)	**239,68,00,000**	**100.00**	**280,50,82,606**	**100.00**

24. The shareholding pattern of ATPL pre and post the Scheme is as follows:

Sr. No.	Pre Arrangement			Post Arrangement		
	Name of the Shareholder	**No. of shares**	**%**	**Name of the Shareholder**	**No. of shares**	**%**
1.	Reliance Futura Limited	9,999	99.99	Reliance Power Limited	9,999	99.99
2.	Shri Ashish Karyekar jtly with Reliance Futura Limited	1	0.01	Shri Ashish Karyekar jtly with Reliance Power Limited	1	0.01
	Total	**10,000**	**100**		**10,000**	**100**

25. The shareholding pattern of AMPL pre and post the Scheme is as follows:

Sr. No.	Pre Arrangement			Post Arrangement		
	Name of the Shareholder	**No. of shares**	**%**	**Name of the Shareholder**	**No. of shares**	**%**
1.	Reliance Futura Limited	9,999	99.99	Reliance Power Limited	9,999	99.99
2.	Shri Ashish Karyekar jtly with Reliance Futura Limited	1	0.01	Shri Ashish Karyekar jtly with Reliance Power Limited	1	0.01
	Total	**10,000**	**100**		**10,000**	**100**

26. The shareholding pattern of CAPIL pre and post the Scheme is as follows:

Sr. No.	Pre Arrangement			Post Arrangement		
	Name of the Shareholder	No. of shares	%	Name of the Shareholder	No. of shares	%
1.	Reliance Futura Limited	49,994	99.99	Reliance Power Limited	49,994	99.99
2.	Shri Ramesh Shenoy jtly with Reliance Futura Limited	1	0.01	Shri Ramesh Shenoy jtly with Reliance Power Limited	1	0.01
3.	Shri Abhijit Banerjee jtly with Reliance Futura Limited	1		Shri Abhijit Banerjee jtly with Reliance Power Limited	1	
4.	Shri Ashish Karyekar jtly with Reliance Futura Limited	1		Shri Ashish Karyekar jtly with Reliance Power Limited	1	
5.	Shri Paresh Rathod jtly with Reliance Futura Limited	1		Shri Paresh Rathod jtly with Reliance Power Limited	1	
6.	Shri V Subramanian jtly with Reliance Futura Limited	1		Shri V Subramanian jtly with Reliance Power Limited	1	
7.	Shri Prakash Khedekar jtly with Reliance Futura Limited	1		Shri Prakash Khedekar jtly with Reliance Power Limited	1	
	Total	**50,000**	**100.00**		**50,000**	**100.00**

27. The shareholding pattern of RPL pre and post the Scheme is as follows:

Sr. No.	Pre Arrangement			Post Arrangement		
	Name of the Shareholder	No. of shares	%	Name of the Shareholder	No. of shares	%
1.	Reliance Futura Limited	49,994	99.99	Reliance Power Limited	49,994	99.99
2.	Shri Abhijit Banerjee jtly with Reliance Futura Limited	1	0.01	Shri Abhijit Banerjee jtly with Reliance Power Limited	1	0.01
3.	Shri Ashish Karyekar jtly with Reliance Futura Limited	1		Shri Ashish Karyekar jtly with Reliance Power Limited	1	
4.	Shri Prakash Khedekar jtly with Reliance Futura Limited	1		Shri Prakash Khedekar jtly with Reliance Power Limited	1	
5.	Shri Paresh Rathod jtly with Reliance Futura Limited	1		Shri Paresh Rathod jtly with Reliance Power Limited	1	
6.	Shri V Subramanian jtly with Reliance Futura Limited	1		Shri V Subramanian jtly with Reliance Power Limited	1	
7.	Shri Sitansh Magia jtly with Reliance Futura Limited	1		Shri Sitansh Magia jtly with Reliance Power Limited	1	
	Total	**50,000**	**100.00**		**50,000**	**100.00**

28. The shareholding pattern of RFL pre and post the Scheme is as follows:

Sr. No.	Pre Arrangement			Post Arrangement		
	Name of the Shareholder	No. of shares	%	Name of the Shareholder	No. of shares	%
1.	Reliance Power Limited	49,994	99.99	Not Applicable, since post arrangement RFL will merge with RPower & will be dissolved without winding up if so directed by the Court.		
2.	Shri Abhijit Banerjee jtly with Reliance Power Limited	1	0.01			
3.	Shri Ashish Karyekar jtly with Reliance Power Limited	1				
4.	Shri Sitansh Magia jtly with Reliance Power Limited	1				
5.	Shri Paresh Rathod jtly with Reliance Power Limited	1				
6.	Shri V Subramanian jtly with Reliance Power Limited	1				
7.	Shri Prakash Khedekar jtly with Reliance Power Limited	1				
	Total	**50,000**	**100.00**			

29. Inspection of the following documents may be had at the Registered Office of RNRL at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 on all working days (except Saturdays) of the Company between 11.00 a.m. and 1.00 p.m. up to one day prior to the date of the Court Convened Meeting:
    - Certified copy of the Order dated the 6th day of August, 2010 of the Hon'ble High Court of Judicature at Bombay passed in Company Summons for Direction No. 536 of 2010 directing the convening of the meeting of the Equity Shareholders of the Company;
    - Composite Scheme of Arrangement;
    - Memorandum and Articles of Association of RNRL, RPower, ATPL, AMPL, CAPIL, RPL and RFL;
    - Audited financial statement of accounts as on March 31, 2009 of RPower and RNRL;
    - Audited financial statement of accounts as on March 31, 2010 of CAPIL, RPL and RFL;
    - Audited financial results as on March 31, 2010 of RPower and RNRL;
    - Unaudited financial statement of accounts as on June 30, 2010 of ATPL, AMPL, RPL and RFL;
    - Valuation Report issued by KPMG India Private Limited.
    - No objection certificates to the Scheme received from Bombay Stock Exchange Limited dated July 28, 2010 and the National Stock Exchange of India Limited dated July 29, 2010.

This statement may be treated as an Explanatory Statement under Section 173 and Section 393 of the Companies Act, 1956. A copy of the Scheme, Explanatory Statement and Form of Proxy may be obtained from the Company's Registered Office at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 and / or at the office of the Advocates M/s Rajesh Shah & Co., 16, Oriental Building, 30, Nagindas Master Road, Flora Fountain, Mumbai 400 001, during ordinary business hours on all working days except Saturdays.

Place: Mumbai
Date: 6th day of August, 2010

Sd/-
M H Kania
(Former Chief Justice of India)
Chairman appointed for the Meeting

Registered Office:
H Block, 1st floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Composite Scheme of Arrangement
between
Reliance Natural Resources Limited
and
Reliance Power Limited
and
Atos Trading Private Limited
and
Atos Merchantile Private Limited
and
Coastal Andhra Power Infrastructure Limited
and
Reliance Prima Limited
and
Reliance Futura Limited
and
their respective Shareholders and Creditors
under sections 391 to 394 read with sections 78, 100 to 103 of the Companies Act, 1956

PREAMBLE

A. Description of the Companies

(a) Reliance Natural Resources Limited ('RNRL') is a public listed company, engaged in sourcing, supply and transportation of gas, coal and liquid fuels. It is also involved in the exploration and production activities of the blocks offered under New Exploration and Licensing Policy (NELP) and Coal Bed Methane (Exploration) round.

(b) Reliance Power Limited ('RPower') is also a public listed company engaged in the development, construction and operation of power generation projects with a combined planned capacity of 33,480 MW, the largest portfolio of private power generation assets under development in India.

(c) Atos Trading Private Limited, Atos Merchantile Private Limited, Coastal Andhra Power Infrastructure Limited and Reliance Prima Limited are wholly owned subsidiaries of Reliance Futura Limited.

(d) Reliance Futura Limited is a public company which is a wholly owned subsidiary of RPower.

B. Rationale and Purpose of the Scheme

All the above companies are part of the Reliance Anil Dhirubhai Ambani Group ('the Group').

In June 2010, RNRL has signed a revised Gas Supply Master Agreement ('GSMA') with Reliance Industries Limited as directed by the Supreme Court of India. In order to make better utilisation of GSMA, RPower now intends to consolidate the business of RNRL into itself.

The consolidation of the fuel handling business of RNRL with RPower would inter alia have the following benefits:

i) Cost savings in terms of economies of scale, sourcing benefits, vendor rationalization, more focused operational efforts, rationalisation, standardisation and simplification of business processes and productivity improvements;

ii) The synergies that exist between the two entities can be put to the best advantage of all stakeholders;

iii) Greater size, scale, integration and greater financial strength and flexibility for the restructured entity;

iv) Strengthening leadership in the industry, in terms of the asset base, revenues, product range, production volumes and market share;

v) The consolidated entity will benefit from improved organizational capability and leadership, arising from the combination of people from RNRL and RPower who have the diverse skills, talent and vast experience to compete successfully in increasingly competitive industries;

vi) Gas supply under RNRL's Gas Supply Master Agreement with Reliance Industries Limited will facilitate accelerated implementation of RPower's plans for setting up over 8,000 MW of gas based power generation capacity;

vii) Enable faster utilization for gas and oil produced by exploitation of, prospects for gas from RNRL's Coal Bed Methane (CBM) blocks, comprising of interests in 4 CBM blocks with an acreage of 3,251 sq. kms and estimated resources of about 193 billion cubic meters and share in an oil and gas block in Mizoram, with an acreage of 3,619 sq. kms. and reserve potential of up to 28 billion cubic meters;

viii) Enhanced reliability and cost efficiency for fuel supplies through RNRL's coal supply logistics and shipping business;

ix) Significant further enhancement of RPower's overall growth prospects including RPower's diversified generation portfolio and its substantial coal reserves in India and abroad;

For achieving better focus and management efficiency, it is essential that the core and non core activities are housed under separate entities. To achieve this end, the non core business assets would be retained with RNRL which would become a wholly owned subsidiary of RPower.

Further, the Exploration Blocks situated at Barmer in Rajasthan, Kothagudem in Andhra Pradesh, Sohagpur in Madhya Pradesh and in Mizoram acquired by RPower consequent to the demerger of the Business undertaking would be transferred to four separate Special Purpose Vehicles (SPVs) which would be held through RFL, a wholly owned subsidiary of RPower so as to achieve the following benefits:

a. Management focus
b. Enhanced financial strength and flexibility
c. Core competence separation
d. Simplified and transparent business structure
e. Attribution of appropriate risk and valuation to different businesses based on their respective risk return profile and cash flows
f. Greater visibility on the performance of individual businesses
g. Global competitiveness
h. Productivity gains
i. Rationalisation of business processes
j. Optimisation of fiscal incentives
k. Reduction of volatility in the earnings stream

As a part of the restructuring, RFL is proposed to be merged with RPower, to achieve the following benefits:

(i) Reducing administrative cost;

(ii) Removing multiple layer inefficiencies; and

(iii) Achieving operational and management efficiency.

In view of the aforesaid, the Board of Directors of all the Companies have considered and proposed the Composite Scheme of Arrangement comprising of various distinct but integrally connected arrangements under the provisions of Section 391 to Section 394 read with sections 78, 100 to 103 of the Companies Act, 1956.

(C) Sections of the Scheme

The Scheme comprises of the following arrangements:

(a) The demerger of Business Undertaking of RNRL into RPower more fully described in Section 2 hereof;

(b) The reorganisation of share capital of RNRL more fully described in Section 3 hereof;

(c) The transfer of Exploration Block Undertakings from RPower to Exploration SPVs more fully described in Section 4 hereof;

(d) The merger of RFL into RPower more fully described in Section 5 hereof ; and

(e) Section 1 of the Scheme deals with the Definitions, Date of taking effect and Share Capital and Section 6 of the Scheme deals with Other Terms and Conditions which unless the context requires otherwise are applicable to all the arrangements envisaged by the Scheme.

This Scheme also provides for various other matters consequential or otherwise integrally connected herewith.

SECTION 1

1. DEFINITIONS

In this Composite Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall have the following meanings:

1.1 **"Act" or "the Act"** means the Companies Act, 1956, or any statutory modification or re-enactment thereof for the time being in force.

1.2 **"the Appointed Date"** means the Effective Date.

1.3 **"Board of Directors"** means and includes a Committee of Directors

1.4 **"the Business Undertaking"** shall mean the entire business and undertaking of RNRL relating to exploration, fuel handling, shipping and related activities as a going concern and shall include (without limitation) the following:

(a) All the assets and properties of RNRL as on the Appointed Date (hereinafter referred to as "the said assets") excluding only the assets and properties specified to be excluded under sub-clause (d) below;

(b) All the debts, liabilities, duties and obligations including contingent liabilities of RNRL including and in particular the obligation vis-à-vis the holders of FCCBs as on the Appointed Date (hereinafter referred to as "the said liabilities") excluding only the liabilities specified to be excluded under sub-clause (d) below;

(c) Exploration Block Undertakings as defined hereinabove.

(d) Without prejudice to the generality of sub-clause (a), (b) and (c) above, the Business Undertaking shall include the movable and immovable properties including land and building (Other than building at 19, Walchand Hirachand Marg, Ballard Estate, Mumbai 400 001 including rights in land appurtenant thereto, furniture, fixtures and fittings and equipment therein), plant and machinery, equipment, furniture, fixtures, vehicles, leasehold assets and other properties, real, corporeal and incorporeal, in possession or reversion, present and contingent assets (whether tangible or intangible) of whatsoever nature, assets including cash in hand, amounts lying in the banks to the credit of RNRL, investments (including investments in Reliance Natural Resources (Singapore) Pte Limited, PT Sumukha Coal Services and Reliance Fuel Resources Limited), claims, powers, authorities, allotments, approvals, consents, letters of intent, registrations, licenses including licenses with respect to coal bed methane blocks and oil and gas blocks, contracts, agreements including Gas Supply Master Agreement (GSMA), engagements, arrangements, rights, credits, titles, interests, benefits, advantages, leasehold rights, sub-letting tenancy rights, with or without the consent of the landlord as may be required by law, goodwill, other intangibles, permits, authorisations, trade marks, trade names, brands, patents, patent rights, copyrights, designs and other industrial and intellectual properties and rights of any nature whatsoever including designs, know-how, domain names or any applications for the above, assignments and grants in respect thereof, import quotas and other quota rights, right to use and avail of telephones, telex, facsimile and other communication facilities, connections, installations and equipment, utilities,

electricity and electronic and all other services of every kind, nature and description whatsoever, provisions, funds, and benefits of all agreements, arrangements, deposits, advances, recoverables and receivables, whether from government, semi-government, local authorities or any other person including customers, contractors or other counter parties, etc., all earnest monies and / or deposits, privileges, liberties, easements, advantages, benefits, exemptions permissions, and approvals of whatsoever nature (including but not limited to benefits of tax relief including under the Income-tax Act, 1961 such as credit for advance tax, taxes deducted at source etc, unutilised deposits or credits, benefits under the VAT / Sales Tax law, VAT / sales tax set off, unutilised deposits or credits, benefits of any unutilised MODVAT / CENVAT / Service tax credits, etc.) and wheresoever situate, belonging to or in the ownership, power or possession or control of or vested in or granted in favour of or enjoyed by RNRL and whether specifically included or not as on the Appointed Date.

Explanation A: Whether any particular asset, liability or reserve should be included as asset, liability or reserve of the Business undertaking or otherwise shall be decided mutually by the Board of Directors or any committee thereof of RNRL and RPower;

Explanation B: For the purpose of this Scheme, it is clarified that liabilities pertaining to the Business Undertaking of RNRL include:

(a) The liabilities, which arise out of the activities or operations of Business Undertaking of RNRL.

(b) Specific loans and borrowings raised, incurred and utilized solely for the activities or operation of the Business Undertaking of RNRL.

(c) Liabilities other than those referred to in Sub-Clauses (a) and (b) above and not directly relatable to the Remaining Undertaking of RNRL, being the amounts of general or multipurpose borrowings of RNRL shall be allocated to the Business Undertaking of RNRL in the same proportion which the value of the assets transferred under this Clause bears to the total value of the assets of RNRL immediately before giving effect to this Scheme. The parties shall mutually agree upon the identification of the liabilities to be transferred to RPower as liabilities pertaining to the Business Undertaking.

Any question that may arise as to whether a specified asset or liability pertains or does not pertain to the Business Undertaking of RNRL or whether it arises out of the activities or operations of Business Undertaking of RNRL shall be decided by mutual agreement between the Board of Directors or any Committee of Directors thereof of RNRL and RPower.

1.5 **"CENVAT"** means Central Value Added Tax.

1.6 **"Court" or "High Court"** means High Court of Judicature at Bombay and shall include the National Company Law Tribunal, if applicable.

1.7 **"the Effective Date"** or **"coming into effect of this Scheme"** or **"upon the Scheme becoming effective"** means the last of the dates on which the certified copies of the orders sanctioning this Scheme passed by the High Court of Judicature at Bombay or such other competent authority, as may be applicable, are filed with the Registrar of Companies, Maharashtra, Mumbai.

1.8 **"Exploration Block Undertaking 1"** shall mean the entire business and undertaking of RNRL relating to coal bed methane blocks at Barmer, Rajasthan, more fully described in Schedule I hereunder written, as a going concern.

1.9 **"Exploration Block Undertaking 2"** shall mean the entire business and undertaking of RNRL relating to coal bed methane blocks at Kothagudem, Andhra Pradesh, more fully described in Schedule II hereunder written, as a going concern.

1.10 **"Exploration Block Undertaking 3"** shall mean the entire business and undertaking of RNRL relating to coal bed methane blocks at Sohagpur, Madhya Pradesh, more fully described in Schedule III hereunder written, as a going concern.

1.11 **"Exploration Block Undertaking 4"** shall mean the entire business and undertaking of RNRL relating to Oil and Gas blocks at Mizoram, more fully described in Schedule IV hereunder written, as a going concern.

1.12 **"Exploration Block Undertakings"** means Exploration Block Undertaking 1, Exploration Block Undertaking 2, Exploration Block Undertaking 3 and Exploration Block Undertaking 4 collectively.

1.13 **"Exploration SPV 1"** means Atos Trading Private Limited, a company incorporated under the Companies Act, 1956 having its registered office at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

1.14 **"Exploration SPV 2"** means Atos Merchantile Private Limited, a company incorporated under the Companies Act, 1956 having its registered office at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

1.15 **"Exploration SPV 3"** means Coastal Andhra Power Infrastructure Limited, a company incorporated under the Companies Act, 1956 having its registered office at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

1.16 **"Exploration SPV 4"** means Reliance Prima Limited, a company incorporated under the Companies Act, 1956 having its registered office at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

1.17 **"Exploration SPVs"** means Exploration SPV 1, Exploration SPV 2, Exploration SPV 3 and Exploration SPV 4 collectively.

1.18 **"FCCBs"** mean Foreign Currency Convertible Bonds issued by RNRL in terms of its Letter of Offer dated October 12, 2006.

1.19 **"FCCB Maturity Date"** means the date within which FCCB holder can seek redemption of FCCBs or conversion of FCCBs into equity shares, as the case may be, which is presently October 17, 2011, or a later date, subject to necessary approvals from FCCB holders and statutory authorities.

1.20 **"General Reserve"** means uncommitted / free reserves of the Company not being Capital reserves which are available for all purposes as may from time to time be determined by the Board of Directors of the Company including but not limited to the declaration of dividend or meeting any additional depreciation or meeting any expense or loss which in the opinion of the Board of Directors is related to factors such as variation in exchange rates which are beyond the control of the Company.

Explanation:

(1) Additional Depreciation means depreciation provided, charged or suffered by the parties hereto on the respective assets transferred under the Scheme in excess of that which would be chargeable on the original book value of these assets as appearing in the books of RNRL before giving effect to this Scheme.

(2) Any use of the General Reserve shall be reflected in the Profit & Loss Account of the Company against the item for which the General Reserve is used.

1.21 **"GDRs"** means Global Depositary Receipts issued by a bank or a depository outside India representing underlying equity shares of an Indian company, pursuant to the Issue of Foreign Currency Convertible Bonds (FCCB) and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws.

1.22 **"MODVAT"** means Modified Value Added Tax.

1.23 **"Original Share Capital of RNRL"** means issued, subscribed and paid up Equity share capital of RNRL aggregating ₹ 81,656.52 lakh consisting 163,31,30,422 Equity Shares of ₹ 5 each fully paid up and any further shares, issued and allotted on account of conversion of existing FCCBs and / or GDRs.

1.24 **"Parties"** means RNRL, RPower, Exploration SPV 1, Exploration SPV 2, Exploration SPV 3, Exploration SPV 4 and RFL collectively.

1.25 **"Record Date"** means such date to be fixed by the Board of Directors of RPower or any committee/person duly authorized by the Board of Directors of RPower in this regard, after the sanction of this Scheme by the High Court of Judicature at Bombay or such other competent authority as is empowered to sanction the Scheme, to determine the Members of RNRL to whom equity shares of RPower will be allotted in accordance with Section 2 of the Scheme.

1.26 **"Remaining Undertaking of RNRL"** means the Building at 19, Walchand Hirachand Marg, Ballard Estate, Mumbai 400 001 and rights in land appurtenant thereto, furniture, fixtures and fittings, and equipments therein and all assets and properties, integral or related thereto, and all liabilities directly or indirectly related thereto.

1.27 **"RFL"** me ns Reliance Futura Limited, a company incorporated under the Companies Act, 1956 having its registered office at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

1.28 **"RNRL"** means Reliance Natural Resources Limited, a company incorporated under the Companies Act, 1956 having its registered office at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

1.29 **"RPower"** means Reliance Power Limited, a company incorporated under the Companies Act, 1956 having its registered office at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

1.30 **"Scheme"** or **"the Scheme"** or **"this Scheme"** means this Composite Scheme of Arrangement in its present form as submitted to the Hon'ble High Court of Judicature at Bombay or this scheme with such modification(s), if any, as may be assented to by the Boards of Directors of the Parties or with any modification(s) or limitation(s) as approved or directed or imposed by the High Court or such other competent authority, as may be applicable.

1.31 **"VAT"** means Value Added Tax.

1.32 Expressions not defined in this Scheme

The expressions which are used in this Scheme and not defined in this Scheme, shall, unless repugnant or contrary to the context or meaning hereof, and as the context may require, have the same meaning ascribed to them under the Act or the Securities Contracts (Regulation) Act, 1956 or the Depositories Act, 1996 or other applicable laws, rules, regulations, bye-laws, as the case may be, or any statutory modification or re-enactment thereof from time to time. In particular, wherever reference is made to High Court in the Scheme, the reference would include, if appropriate, reference to the National Company Law Tribunal or such other forum or authority as may be vested with the powers of the High Court under the Act.

2. DATE OF TAKING EFFECT

Except to the extent specifically provided otherwise, the Scheme shall take effect and shall operate from the Appointed Date.

3. SHARE CAPITAL

3.1 As on March 31, 2010, the share capital structure of RNRL is as under:

Authorised Capital	₹ in Lakh
300,00,00,000 Equity Shares of ₹ 5 each	150,000.00
100,00,00,000 Unclassified Shares of ₹ 5 each	50,000.00
Total	**200,000.00**
Issued, subscribed and paid-up capital	
163,31,30,422 Equity Shares of ₹ 5 each fully paid up*	81,656.52
Total	**81,656.52**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid up share capital of RNRL.

* includes 50,98,500 equity shares represented by GDRs These GDRs are listed on Luxembourg Stock Exchange.

3.2 As on March 31, 2010, the share capital structure of RPower is as under:

Authorised Capital	₹ in Lakh
5,000,000,000 Preference Shares of ₹ 10 each	5,00,000.00
11,000,000,000 Equity Shares of ₹ 10 each	11,00,000.00
Total	**16,00,000.00**
Issued, subscribed and paid-up capital	
2,396,800,000 Equity Shares of ₹ 10 each fully paid-up	2,39,680.00
Total	**2,39,680.00**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid up share capital of RPower.

3.3 As on March 31, 2010, the share capital structure of the Exploration SPV 1 is as under:

Authorised Capital	₹ in Lakh
10,000 Equity Shares of ₹ 10 each	1
Total	**1**
Issued, subscribed and paid-up capital	
10,000 Equity Shares of ₹ 10 each fully paid up	1
Total	**1**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid up share capital of Exploration SPV 1.

3.4 As on March 31, 2010, the share capital structure of the Exploration SPV 2 is as under:

Authorised Capital	₹ in Lakh
10,000 Equity Shares of ₹ 10 each	1
Total	**1**
Issued, subscribed and paid-up capital	
10,000 Equity Shares of ₹ 10 each fully paid up	1
Total	**1**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid up share capital of Exploration SPV 2.

3.5 As on March 31, 2010, the share capital structure of the Exploration SPV 3 is as under:

Authorised Capital	₹ in Lakh
50,000 Equity Shares of ₹ 10 each	5
Total	**5**
Issued, subscribed and paid-up capital	
50,000 Equity Shares of ₹ 10 each fully paid up	5
Total	**5**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid up share capital of Exploration SPV 3.

3.6 As on March 31, 2010, the share capital structure of the Exploration SPV 4 is as under:

Authorised Capital	₹ in Lakh
50,000 Equity Shares of ₹ 10 each	5
Total	**5**
Issued, subscribed and paid-up capital	
50,000 Equity Shares of ₹ 10 each fully paid up	5
Total	**5**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid up share capital of Exploration SPV 4.

3.7 As on March 31, 2010, the share capital structure of RFL is as under:

Authorised Capital	₹ in Lakh
50,000 Equity Shares of ₹ 10 each	5
Total	**5**
Issued, subscribed and paid-up capital	
50,000 Equity Shares of ₹ 10 each fully paid up	5
TOTAL	**5**

Subsequent to the above date, there has been no change in authorised, issued, subscribed and paid up share capital of RFL.

DEMERGER OF BUSINESS UNDERTAKING OF RNRL INTO RPOWER

4. TRANSFER AND VESTING

4.1 The Business Undertaking of RNRL shall stand transferred to and vested in or deemed to be transferred to and vested in RPower, as a going concern, in accordance with Section 2(19AA) of the Income Tax Act, 1961 and in the following manner:

4.1.1 With effect from the Appointed Date, the whole of the undertaking and properties of the Business Undertaking, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RPower so as to vest in RPower all rights, title and interest pertaining to the Business Undertaking.

4.1.2 In respect of all the movable assets of RNRL, in relation to the Business Undertaking and the assets which are otherwise capable of transfer by physical delivery or novation or endorsement and delivery, including cash on hand, shall be so transferred to RPower and deemed to have been physically handed over by physical delivery or novation or by endorsement and delivery, as the case may be, to RPower to the end and intent that the property and benefit therein passes to RPower with effect from the Appointed Date.

4.1.3 With effect from the Appointed Date, all debts, liabilities, contingent liabilities, duties and obligations of every kind, nature and description of RNRL pertaining to the Business Undertaking shall also, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, and without any further act or deed, be transferred to or be deemed to be transferred to RPower, so as to become from the Appointed Date the debts, liabilities, contingent liabilities, duties and obligations of RPower and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen in order to give effect to the provisions of this sub-clause.

4.1.4 With effect from the Appointed Date and upon the Scheme becoming effective, any statutory and other licenses, permissions, registrations or approvals or consents held by RNRL required to carry on operations of the Business Undertaking shall stand vested in or transferred to RPower without any further act or deed, and shall be appropriately mutated by the statutory authorities concerned therewith in favour of RPower and the benefit of all statutory and regulatory permissions, environmental approvals and consents, registration or other licenses, certificates, authorities (including for the operation of Bank accounts), power of attorneys given by, issued to or executed in favour of RNRL and the rights and benefits under the same shall, in so far as it relates to the Business Undertaking and consents shall vest in and become available to RPower as if they were originally obtained by RPower. In so far as the various incentives, subsidies, rehabilitation schemes, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by RNRL relating to the Business Undertaking, are concerned, the same shall vest with and be available to RPower on the same terms and conditions as applicable to RNRL, as if the same had been allotted and / or granted and / or sanctioned and / or allowed to RPower.

4.1.5 The transfer and vesting of the Business Undertaking as aforesaid shall be subject to the existing securities, charges, mortgages and other encumbrances if any, subsisting over or in respect of the property and assets or any part thereof relatable to the Business Undertaking to the extent such securities, charges, mortgages, encumbrances are created to secure the liabilities forming part of the Business Undertaking.

4.1.6 It is clarified that if any assets, (estate, claims, rights, title, interest in, or authorities relating to such assets) or any contract, deeds, bonds, agreements, schemes, arrangements or other instruments of whatsoever in relation to any of the Business Undertaking which RNRL owns or to which RNRL is a party and which cannot be transferred to RPower for any reason whatsoever, RNRL shall hold such assets or contract, deeds, bonds, agreements, schemes, arrangements or other instruments of whatsoever nature in trust for the benefit of RPower to which the Business Undertaking is being transferred in terms of this scheme, in so far as it is permissible so to do, till such time as the transfer is effected.

4.2 Section 2 of the Scheme has been drawn up to comply with the conditions relating to "Demerger" as specified under Section 2(19AA) of the Income-tax Act, 1961. If any terms or provisions of the Scheme is / are inconsistent with the provisions of Section 2(19AA) of the Income-tax Act, 1961, the provisions of Section 2 (19AA) of the Income-tax Act, 1961 shall prevail and the Scheme shall stand modified to the extent necessary to comply with Section 2(19AA) of the Income-Tax Act, 1961; such modification to not affect other parts of the Scheme.

4.3 The FCCBs of RNRL shall be treated as FCCBs issued by RPower with the same rights and obligations. Upon the Scheme becoming effective, RPower shall take over all contractual obligations of FCCBs, issued by RNRL, in terms of RNRL's Letter of Offer dated October 12, 2006, as if these FCCBs were issued by RPower subject to the modification that in the event of FCCB holders exercising their option to convert the FCCBs, prior to FCCB Maturity Date, they shall be entitled to the shares of RPower in accordance with the Share Exchange Ratio (as defined in Clause 5.1). The holders of FCCBs of RNRL who wish to directly receive shares of RPower in accordance with the Share Exchange Ratio may surrender the FCCB certificates of RNRL held by them in exchange for shares of RPower.

5 CONSIDERATION

5.1 In consideration of the transfer and vesting of the Business Undertaking of RNRL in RPower, RPower shall on or after the Record Date without any further application or deed, issue and allot to all shareholders of RNRL, whose names appears in the Register of Members of RNRL as on the Record Date or to his / her heirs, executors, administrators or the successors-in-title, as the case may be, fully paid-up equity shares in the following ratio:

- 1 (One) Equity Share of ₹ 10 each fully paid up of RPower for every 4 (Four) Equity Shares of ₹ 5 each fully paid up, held by the shareholders in RNRL. ("Share Exchange Ratio")

5.2 No coupons shall be issued in respect of fractional entitlements, if any, by RPower, to the members or FCCB holders (in accordance with Clause 4.3) of RNRL at the time of issue and allotment of Equity Shares under Clause 5.1 or clause 4.3 as the case may be. The Board of Directors of RPower shall consolidate all fractional entitlements, if any, and allot Equity Shares in lieu thereof to a Director or such other authorized representative(s) as the Board of Directors of RPower shall appoint in this behalf, who shall hold the Equity Shares issued in RPower, in trust on behalf of the members and / or FCCB holders entitled to fractional entitlements with the express understanding that such director(s) or other authorized representative(s) shall sell the same in the market at such time or times and at such price or prices and to such person or persons, as it / he / they may deem fit, and pay to RPower, the net sale proceeds thereof, whereupon RPower shall distribute such net sale proceeds, to the members and / or FCCB holders in proportion to their respective fractional entitlements. The Board of Directors of RPower, if it deems necessary, in the interests of allottees, approve such other method in this behalf as it may, in its absolute discretion, deem fit.

5.3 The Equity Shares to be issued and allotted as above shall be subject to the Memorandum and Articles of Association of RPower and shall rank pari passu with the existing equity shares of RPower in all respects including dividends.

5.4 The Equity Shares shall be issued and allotted in dematerialized form to those shareholders who hold shares of RNRL in dematerialized form, in to the account in which RNRL shares are held or such other account as is intimated by the shareholders or FCCB holders to RNRL and / or its Registrar. All those shareholders or FCCB holders who hold shares of RNRL in physical form shall also have the option to receive the Equity Shares, as the case may be, in dematerialized form provided the details of their account with the Depository Participant are intimated in writing to RNRL and / or its Registrar. In the event that RPower has received notice from any person that equity shares are to be issued in physical form or if any person has not provided the requisite details relating to his / her / its account with a depository participant or other confirmations as may be required or if the details furnished by any person do not permit electronic credit of the shares of RPower, then RPower shall issue equity shares in physical form to such person or persons.

5.5 The Board of Directors of RPower shall, if and to the extent required, apply for and obtain any approvals from concerned Government /

Regulatory authorities for the issue and allotment of equity shares pursuant to clause 4.3 and clause 5.1 of the Scheme.

5.6 The equity shares to be issued and allotted to the members of RNRL pursuant to clause 4.3 or clause 5.1 of this Scheme will be listed and / or admitted to trading on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, where the shares of RPower are listed and / or admitted to trading. RPower shall enter into such arrangements and give such confirmations and / or undertakings as may be necessary in accordance with the applicable laws or regulations for complying with the formalities of the said stock exchanges.

5.7 In the event of there being any pending share transfer, whether lodged or outstanding, of any shareholder of RNRL, the Board of Directors or any committee thereof of RNRL shall be empowered to effectuate such transfer as if such changes in the registered holder were operative from the Record Date, in order to remove any difficulties arising to the transfer of shares.

5.8 In the event of there being any pending share transfers with respect to the application lodged for transfer by any shareholder of RNRL, the Board of Directors or any committee thereof of RNRL if in existence, or failing which the Board of Directors or any committee thereof of RPower shall be empowered in appropriate case, even subsequent to the Record Date to effectuate such a transfer in RNRL as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or the transferee of the share(s) in RNRL and in relation to the new shares after the Scheme becomes effective.

5.9 The equity shares to be issued and allotted by RPower to the members of RNRL pursuant to clause 5.1 of this Scheme, in respect of any shares in RNRL which are held in abeyance under the provisions of Section 206A of the Act or otherwise, pending allotment or settlement of dispute, by order of court or otherwise, be held in abeyance by RPower.

5.10 Approval of this Scheme by the shareholders of RPower shall be deemed to be the due compliance of the provisions of Section 81(1A) and the other relevant and applicable provisions of the Act for the issue and allotment of equity shares by RPower, as provided in this Scheme.

5.11 The approval of this Scheme by the shareholders of both the companies under Sections 391 and 394 of the Act shall be deemed to have the approval under sections 16, 31 and other applicable provisions of the Act and any other consents and approvals required in this regard.

5.12 Pursuant to the provisions of Clause 5.1 above, RPower shall issue to the Depository representing the holders of GDRs of RNRL, shares of RPower in accordance with the Share Exchange Ratio. Subject to Clause 5.13 below, the Depository of RNRL shall hold such shares of RPower on behalf of the holders of GDRs of RNRL in the ratio of one equity share of ₹ 10 each of RPower for every 2 (Two) GDRs of RNRL;

5.13 RPower may, in consultation with the Depository for the GDR holders of RNRL and by entering into appropriate agreements with the said Depository or any other Depository (appointed by RPower) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of RPower, to the holders of GDRs of RNRL.

5.14 The holders of GDRs of RNRL who wish to directly receive shares of RPower may surrender the GDRs of RNRL held by them before the Record Date in exchange for shares of RNRL. Such GDR holders holding shares of RNRL on the Record Date shall then be entitled to receive shares of RPower in accordance with the Share Exchange Ratio.

5.15 If, on account of the Share Exchange Ratio, fractional GDRs of RPower have to be issued, then, in accordance with the terms and conditions of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs, the Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

6 ACCOUNTING TREATMENT

6.1 IN THE BOOKS OF RNRL

6.1.1 The book value of all assets and liabilities pertaining to the Business Undertaking which cease to be the assets and liabilities of RNRL shall be reduced by RNRL at their book values. The difference that is the excess of the book value of assets pertaining to the Business Undertaking and demerged from RNRL pursuant to this Scheme over the book value of the liabilities pertaining to the Business Undertaking and demerged from RNRL pursuant to this Scheme shall, be debited to Goodwill Account.

6.2 IN THE BOOKS OF RPOWER

6.2.1 RPower shall record the assets and liabilities pertaining to Business Undertaking, at the respective book values as appearing in the books of RNRL as on the Appointed Date;

6.2.2 RPower shall credit to its share capital account, the aggregate face value of the Equity Shares issued by it pursuant to this Scheme;

6.2.3 The difference being excess of assets over liabilities recorded by RPower, over the amount credited as share capital pursuant to clause 5.1 and after giving effect to Clause 6.2.2 will be deemed to comprise and be recognized as General Reserve. In case of there being a shortfall, the same shall be debited as Goodwill. Such General Reserve shall be a reserve which arises pursuant to this Scheme and shall not be and shall not for any purpose be considered to be a reserve created by RPower.

6.3 For the removal of doubts, it is clarified that to the extent that there are inter-company loans, deposits, obligations, balances or other outstandings as between RNRL and RPower, the obligations in respect thereof shall come to an end and there shall be no liability in that behalf and corresponding effect shall be given in the books of account and records of RPower for the reduction of such assets or liabilities as the case may be and there would be no accrual of interest or any other charges in respect of such inter-company loans, deposits or balances, with effect from the Effective Date.

6.4 In case of any differences in accounting policies between RNRL and RPower, the impact of the same till the Appointed Date will be quantified and adjusted in the General Reserve Account of RPower.

7 CONDUCT OF BUSINESS AND PROPERTY

7.1 During the period between the date of filing of the Scheme with the High Court and the Effective Date:

7.1.1 RNRL, in relation to the Business Undertaking shall carry on its business and activities with reasonable diligence and business prudence and shall not alter or diversify its respective businesses nor venture into any new businesses, nor alienate, charge, mortgage, encumber or otherwise deal with the assets or any part thereof and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, save and except in each case in the following circumstances:

i. if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court of Judicature at Bombay; or

ii. if the same is expressly permitted by this Scheme; or

iii. if written consent of the Board of Director of RPower has been obtained; or

iv. pursuant to any pre-existing obligation undertaken prior to the date of filing of the Scheme.

7.1.2 RPower shall be entitled, pending the sanction of the Scheme, to apply to the Central / State Government(s) and all other agencies, departments and authorities concerned as are necessary under any law for such consents, approvals and sanctions which RPower, may require to carry on the Business Undertaking.

7.1.3 RNRL and RPower shall not make any change in their respective capital structure either by any increase, (by issue of equity or shares on a rights basis, bonus shares, convertible securities or otherwise) decrease, reduction, reclassification, sub-division or consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as defined in Clause 5.1), except by mutual consent of the respective Boards of Directors of RNRL and RPower or except as may be expressly permitted under this Scheme.

8 LEGAL PROCEEDINGS

8.1 If any suit, appeal or other proceedings relating to contractual rights and obligations by or against RNRL, in relation to the Business Undertaking is pending and / or arising before the effective date, the same shall not abate or be discontinued or be in any way prejudicially affected by reason of the Scheme or by anything contained in this Scheme, but the said suit, appeal or other legal proceedings shall

be continued, prosecuted and enforced by or against RPower, as the case may be, in the same manner and to the same extent as it would or might have been continued, prosecuted and enforced by or against RNRL.

8.2 Save and except the proceedings referred to in Clause 8.1, all other proceedings shall be continued by or against RNRL. After the effective date, if any proceedings are taken against RNRL in respect of the matters specified in sub clause 8.1 above, it shall defend the same at the cost of RPower, and RPower shall reimburse and indemnify RNRL against all liabilities and obligations incurred by RNRL thereof.

8.3 RPower undertakes to have all proceedings referred to in sub clause 8.1 and 8.2 above transferred to its names and to have the same continued, prosecuted and enforced by or against RPower to the exclusion of RNRL.

8.4 On and from the Effective Date, RPower shall and may, if required, initiate any legal proceedings in relation to the contractual rights, title, interest, obligations or liabilities of any nature of RNRL in the same manner and to the same extent as would or might have been initiated by RNRL.

9 CONTRACTS, DEEDS AND OTHER INSTRUMENTS

9.1 Subject to the other provisions contained in this Scheme, all contracts, deeds, bonds, agreements (including GSMA) and other instruments of whatever nature to which, any of RNRL, in relation to the Business Undertaking is a party subsisting or having effect immediately before the Scheme coming into effect shall be in full force and effect against or in favour of RPower, and may be enforced as if, instead of RNRL, in relation to the Business Undertaking, RPower had been a party thereto.

10 STAFF, WORKMEN & EMPLOYEES

10.1 Upon coming into effect of this Scheme, all staff, workmen and employees of RNRL, engaged in or in relation to the Business Undertaking and who are in such employment on the Effective Date shall become staff, workmen and employees of RPower without any break in their service and on the basis of continuity of service, and the terms and conditions of their employment with RPower shall not be less favourable than those applicable to them with reference to RNRL, in relation to the Business Undertaking on the Effective Date.

10.2 It is expressly provided that, on the Scheme becoming effective, the Provident Fund, Gratuity Fund, Superannuation Fund and / or Pension Fund or any other Special Fund or Trusts created or existing for the benefit of the staff, workmen and employees of RNRL (collectively referred to as "Funds"), in relation to the Business Undertaking shall become the trusts / funds of RPower for all purposes whatsoever in relation to the administration or operation of such Funds or in relation to the obligation to make contributions to the said Funds in accordance with the provisions thereof as per the terms provided in the respective Trust Deeds, if any, to the end and intent that all rights, duties, powers and obligations of RNRL, in relation to the Business Undertaking in relation to such Funds shall become those of RPower. It is clarified that the services of the staff, workmen and employees of RNRL, in relation to the Business Undertaking will be treated as having been continuous for the purpose of the said Funds. In the event that RPower does not have its own fund with respect to any such matters, RPower shall create its own funds to which the contributions pertaining to the employees of RNRL shall be transferred.

11 PERMISSIONS

11.1 Any statutory, regulatory or such other licenses, permissions, approvals or consents forming the basis of or required to carry on the operations of RNRL, in relation to the Business Undertaking, shall stand vested in or transferred to RPower without any further act or deed and shall be appropriately mutated by the statutory or regulatory Authorities, Government body or by any other person concerned in favour of RPower upon the vesting and transfer of the Business Undertaking pursuant to this Scheme. In so far as they relate to the Business Undertaking, the benefit of all statutory and regulatory permissions, licenses, environmental approvals and consents, sales tax registrations or other licenses and consents shall vest in and become available to RPower pursuant to this Scheme. In so far as the various incentives, subsidies, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by RNRL, in relation to the Business Undertaking, are concerned, the same shall vest with and be available to RPower, on the same terms and conditions. In particular and without prejudice to the generality of the foregoing, benefit of all balances relating to CENVAT or Service Tax or VAT being balances pertaining to the Business Undertaking, shall stand transferred to and vested in RPower as if the transaction giving rise to the said balance or credit was a transaction carried out by RPower. The assets and properties pertaining to the Business Undertaking of RNRL, shall not be required to be and shall not be physically transferred from any premises or location relating to the Business Undertaking and consequently or otherwise, there shall be no withdrawal of or obligation to pay or refund any CENVAT, VAT, Service Tax or other tax or duty pursuant to vesting of the Business Undertaking in RPower in accordance with the Scheme.

Explanation: All references in this clause to RPower shall where the context so requires or where RPower so directs include and be deemed to be a reference to any subsidiary of RPower referred to in the arrangement dealt with by Section 4 of this Scheme.

12 SECURITY

12.1 It is clarified that unless otherwise determined by the Board of Directors of RPower, in so far as the assets comprising the Business Undertaking of RNRL are concerned, the same shall not be available as security in relation to the existing borrowings or obligations of RPower, if any.

SECTION 3

REORGANISATION OF SHARE CAPITAL OF RNRL

13 REORGANISATION OF SHARE CAPITAL OF RNRL

13.1 Upon the scheme being effective, the Original Share Capital of RNRL, without any application or deed, shall stand cancelled without any payments / consideration to the holders of such Equity Shares. Consequently, an equivalent amount of authorised and issued equity share capital of RNRL will also be cancelled.

13.2 Notwithstanding the reduction of authorized, issued, subscribed and paid-up equity share capital of RNRL, RNRL shall not be required to add "And Reduced" as suffix to its name.

13.3 Upon the sanction of the Scheme by the High Court but before the effective date, RPower shall place a deposit of ₹ 5,00,000 (Rupees five lakh only) with RNRL.

13.4 Upon the Scheme becoming effective, and immediately after the cancellation of shares referred to in Clause 13.1 above, RNRL shall without RPower being required to carry out any act or deed allot to RPower and its nominees, 1,00,000 fully paid up equity shares of ₹ 5 each at par of RNRL by adjustment of the deposit placed by RPower with RNRL to the end and intent that on such allotment RNRL will become a wholly owned subsidiary of RPower. Such shares shall be deemed to be issued for cash and shall be recorded as such by RNRL.

14 ACCOUNTING

14.1 The amount arising on cancellation of the issued, subscribed and paid up equity share capital as above shall be credited by RNRL to the Capital Reserve Account.

14.2 The Goodwill in the books of RNRL including the Goodwill arising pursuant to Section 2 hereof shall be adjusted by RNRL against such Capital Reserve Account, Securities Premium Account and balance in Profit & Loss Account in that order to the extent such balances are available.

14.3 The reduction of the Original Share Capital and the Securities Premium Account of RNRL as mentioned above shall be effected as an integral part of this Scheme without having to follow the process under Section 78 read with Sections 100 to 103 of the Act separately. The reduction would not involve either a diminution of liability in respect of unpaid share capital or payment of paid-up share capital and the provisions of Section 101 of the Act will not be applicable and accordingly the Order under Section 102 of the Act shall not be required.

SECTION 4

TRANSFER OF EXPLORATION BLOCK UNDERTAKINGS FROM RPOWER TO EXPLORATION SPVS

15 TRANSFER AND VESTING

15.1 The Exploration Block Undertaking 1, Exploration Block Undertaking 2, Exploration Block Undertaking 3 and Exploration Block Undertaking 4, shall after giving effect to Section 2, stand transferred to and vested in or deemed to be transferred to and vested in Exploration SPV 1, Exploration SPV 2, Exploration SPV 3 and Exploration SPV 4 respectively as a going concern in the following manner:

15.1.1 With effect from the Appointed Date, subject to 15.1.2, the whole of the undertaking and properties of the Exploration Block Undertakings, including the rights and interests (including Participation Interests) in the Production Sharing Contracts shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in respective Exploration SPVs, as if the Exploration SPVs were the original allottees under CBM-III round and New Exploration Licensing Policy VI round subject to the right of RPower to a license to utilize the produce from the Exploration Block Undertakings on such terms and conditions as may be mutually agreed by RPower and the Exploration SPVs. Provided that the rights of RPower shall be subject to the rights of the Government / any other statutory authority under the Production Sharing Contracts.

15.1.2 In respect of all the movable assets of RPower, in relation to the Exploration Block Undertakings and the assets which are otherwise capable of transfer by physical delivery or novation or endorsement and delivery, including cash on hand, shall be so transferred to respective Exploration SPVs and deemed to have been physically handed over by physical delivery or novation or by endorsement and delivery, as the case may be, to respective Exploration SPVs to the end and intent that the property and benefit therein passes to respective Exploration SPVs with effect from the Appointed Date.

15.1.3 With effect from the Appointed Date, all debts, liabilities, contingent liabilities, duties and obligations of every kind, nature and description of RPower pertaining to Exploration Block Undertakings shall also, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, and without any further act or deed, be transferred to or be deemed to be transferred to respective Exploration SPVs, so as to become from the Appointed Date the debts, liabilities, contingent liabilities, duties and obligations of respective Exploration SPVs and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen in order to give effect to the provisions of this sub-clause.

15.1.4 With effect from the Appointed Date and upon the Scheme becoming effective, any statutory, regulatory and such other licenses, permissions, registrations or approvals or consents held by RPower required to carry on operations of Exploration Block Undertakings shall stand vested in or transferred to respective Exploration SPVs without any further act or deed, and shall be appropriately mutated by the statutory or regulatory authorities, government body or any other person concerned therewith in favour of respective Exploration SPVs and the benefit of all statutory and regulatory permissions, environmental approvals and consents, registration or other licenses, and consents certificates, authorities (including for the operation of Bank accounts), powers of attorney given by, issued to or executed in favour of RPower and the rights and benefits under the same in so far as it relates to the Exploration Block Undertakings shall vest in and become available to respective Exploration SPVs as if they were originally obtained by respective Exploration SPVs. In so far as the various incentives, subsidies, rehabilitation schemes, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by RPower relating to the Exploration Block Undertakings, are concerned, the same shall vest with and be available to respective Exploration SPVs on the same terms and conditions as applicable to RPower, as if the same had been allotted and / or granted and / or sanctioned and / or allowed to respective Exploration SPVs.

15.1.5 The transfer and vesting of Exploration Block Undertakings as aforesaid shall be subject to the existing securities, charges, mortgages and other encumbrances if any, subsisting over or in respect of the property and assets or any part thereof relatable to Exploration Block Undertakings to the extent such securities, charges, mortgages, encumbrances are created to secure the liabilities forming part of the Exploration Block Undertakings.

16. CONSIDERATION

16.1 The Exploration SPVs are indirect wholly owned subsidiaries of RPower. The Scheme is intended to restructure within the group of companies controlled by RPower, the holding of the Exploration undertakings in a more efficient manner with due regard to project specific risks and consistent with the diverse needs of business and does not involve any movement of assets or liabilities to any company outside the group controlled by RPower. Hence, the Exploration SPVs shall, in lieu of issuing any shares or paying any consideration to RPower or to its shareholders, record an amount equal to the fair value of the Exploration Undertakings as General Reserve.

17. ACCOUNTING TREATMENT

17.1 IN THE BOOKS OF RPOWER

17.1.1 The book value of all assets and liabilities pertaining to the Exploration Block Undertakings which cease to be the assets and liabilities of RPower shall be reduced by RPower at their book values. The difference that is the excess of the book value of assets pertaining to the Exploration Block Undertakings and demerged from RPower pursuant to this Scheme over the book value of the liabilities pertaining to the Exploration Block Undertakings and demerged from RPower pursuant to this Scheme shall be adjusted against the General Reserve.

17.2 IN THE BOOKS OF RESPECTIVE EXPLORATION SPVs

17.2.1 Exploration SPVs shall record the assets and liabilities pertaining to respective Exploration Block undertakings at the respective fair values as on the Appointed Date.

17.2.2 Exploration SPVs will record the excess of assets over liabilities so recorded as General Reserve. Such General Reserve shall be a reserve which arises pursuant to this Scheme and shall not be and shall not for any purpose be considered to be a reserve created by the Exploration SPVs.

18. LEGAL PROCEEDINGS

18.1 Any suit, appeal or other proceedings of whatever nature in relation to the Exploration Block Undertakings shall not abate or be discontinued or be in any way prejudicially affected by reason of the transfer by any thing contained in this Scheme, but the said suit, appeal or other legal proceedings may be continued, prosecuted and enforced by or against respective Exploration SPVs in the same manner and to the same extent as it would or might have been continued, prosecuted and enforced by or against RPower as if this Section had not been made.

18.2 Upon coming into effect of this Scheme, the resolutions, if any, of RPower, which are valid and subsisting on the Effective Date including the resolutions deemed to be resolutions of RPower pursuant to Section 2, shall continue to be valid and subsisting and be considered as resolutions of Exploration SPVs and if any such resolutions have upper monetary or other limits being imposed under the provisions of the Act, or any other applicable provisions, then the said limits shall be added and shall constitute the aggregate of the said limits of Exploration SPVs.

18.3 On and from the Effective Date, the Exploration Block SPVs shall and may, if required, initiate any legal proceedings in relation to the rights, title, interest, obligations or liabilities or of any nature whatsoever, whether under contract or law, or otherwise, of RPower in the same manner and to the same extent as would or might have been initiated by RPower.

19. CONTRACTS, DEEDS AND OTHER INSTRUMENTS

19.1 Subject to the other provisions contained in this Scheme, all contracts, deeds, bonds, agreements and other instruments of whatever nature immediately before this Section coming into effect shall be in full force and effect against or in favour of respective Exploration SPVs, and may be enforced as if, instead of RPower, in relation to the Exploration Block Undertakings, respective Exploration SPVs had been a party thereto.

20. STAFF, WORKMEN & EMPLOYEES

20.1 Upon coming into effect of this Scheme, all staff, workmen and employees of RPower, engaged in or in relation to the Exploration Block Undertakings and who are in such employment on the Effective Date (who are deemed so pursuant to Section 2) shall be deemed to have become staff, workmen and employees of respective Exploration SPVs without any break in their service and on the basis of continuity of service, and the terms and conditions of their employment with respective Exploration SPVs shall not be less favourable than those applicable to them with reference to RPower, in relation to the Exploration Block Undertakings, pursuant to Section 2 on the Effective Date.

20.2 Notwithstanding anything contained in Section 2, it is expressly provided that, on the Scheme becoming effective, the Provident Fund, Gratuity Fund, Superannuation Fund and / or Pension Fund or any other Special Fund or Trusts created or existing for the benefit of the aforesaid staff, workmen and employees (collectively referred to as "Funds") shall become the trusts / funds of respective Exploration SPVs for all purposes whatsoever in relation to the administration or operation of such Funds or in relation to the obligation to make contributions to the said Funds in accordance with the provisions thereof as per the terms provided in the respective Trust Deeds, if any, to the end and intent that all rights, duties, powers and obligations of RPower (vested pursuant to Section 2) in relation to such Funds shall become those of respective Exploration SPVs. It is clarified that the services of the aforesaid staff, workmen and employees will be treated as having been continuous for the purpose of the said Funds. In the event that the respective Exploration SPVs do not have their own fund with respect to any such matters, the respective Exploration SPVs shall create its own funds to which the contributions pertaining to the employees of RPower shall be transferred.

21. PERMISSIONS

21.1 Any statutory licenses, permissions, approvals or consents forming the basis of or required to carry on the operations of RPower, in relation to the Exploration Block Undertakings (vested pursuant to Section 2) shall stand vested in or transferred to respective Exploration SPVs without any further act or deed and shall be appropriately mutated by the statutory authorities concerned in favour of respective Exploration SPVs upon the vesting and transfer of the Exploration Block Undertakings pursuant to this Scheme. In so far as they relate to the Exploration Block Undertakings, the benefit of all statutory and regulatory permissions, licenses, environmental approvals and consents, sales tax registrations or other licenses and consents shall vest in and become available to respective Exploration SPVs pursuant to this Scheme. In so far as the various incentives, subsidies, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person are concerned, the same shall vest with and be available to respective Exploration SPVs, on the same terms and conditions. In particular and without prejudice to the generality of the foregoing, benefit of all balances relating to CENVAT or Service Tax or VAT being balances pertaining to the Exploration Block Undertakings, shall stand transferred to and vested in respective Exploration SPVs as if the transaction giving rise to the said balance or credit was a transaction carried out by respective Exploration SPVs. The assets and properties pertaining to the Exploration Block Undertakings shall not be required to be and shall not be physically transferred from any premises or location relating to the Exploration Block Undertakings and consequently or otherwise, there shall be no withdrawal of or obligation to pay or refund any CENVAT, VAT, Service Tax or other tax or duty pursuant to vesting of Exploration Block Undertakings in respective Exploration SPVs in accordance with the Scheme.

SECTION 5

MERGER OF RFL WITH RPOWER

22. TRANSFER AND VESTING

22.1 The entire undertaking of RFL after giving effect to Section 4 of this Scheme shall stand transferred to and vested in or deemed to be transferred to and vested in RPower, as a going concern, in the following manner:

22.1.1 With effect from the Appointed Date, the whole of the undertaking and properties of RFL after giving effect to Section 4 of this Scheme, including investments, shall pursuant to the provisions contained in Sections 391 to 394 and all other applicable provisions, if any, of the Act and without any further act, deed, matter or thing, stand transferred to and vested in and / or be deemed to be transferred to and vested in RPower so as to vest in RPower all rights, title and interest pertaining thereto.

22.1.2 With effect from the Appointed Date, all debts, liabilities, contingent liabilities, duties and obligations of every kind, nature and description of RFL shall also, under the provisions of Sections 391 to 394 and all other applicable provisions, if any, of the Act, and without any further act or deed, be transferred to or be deemed to be transferred to RPower, so as to become from the Appointed Date the debts, liabilities, contingent liabilities, duties and obligations of RPower and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen in order to give effect to the provisions of this sub-clause.

22.1.3 With effect from the Appointed Date and upon the Scheme becoming effective, any statutory licenses, permissions or approvals or consents held by RFL required to carry on operations of RFL shall stand vested in or transferred to RPower without any further act or deed, and shall be appropriately mutated by the statutory authorities concerned therewith in favour of RPower and the benefit of all statutory and regulatory permissions, environmental approvals and consents, registration or other licenses, consents, certificates, authorities (including for the operation of Bank accounts), powers of attorney given by, issued to or executed in favour of RFL shall vest in and become available to RPower as if they were originally obtained by RPower. In so far as the various incentives, subsidies, rehabilitation schemes, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by RFL, are concerned, the same shall vest with and be available to RPower on the same terms and conditions as applicable to RFL, as if the same had been allotted and / or granted and / or sanctioned and / or allowed to RPower.

22.1.4 The transfer and vesting of the undertaking of RFL as aforesaid shall be subject to the existing securities, charges, mortgages and other encumbrances, if any, subsisting over or in respect of the property and assets or any part thereof.

23. CONSIDERATION

23.1 Since the entire share capital of RFL is held by RPower, no consideration shall be payable / dischargeable for this Section.

24. ACCOUNTING TREATMENT

24.1 IN THE BOOKS OF RPOWER

24.1.1 RPower shall record the assets and liabilities pertaining to RFL including its investment in its subsidiaries at the respective fair values as on the Appointed Date;

24.1.2 Inter Company balances and investments shall be cancelled

24.1.3 The difference being excess of assets over liabilities recorded by RPower after giving effect to Clause 24.1.2 above will be credited to the Capital Reserve. In case of there being a shortfall, the same shall be debited to and carried forward as Goodwill.

25. BUSINESS AND PROPERTY IN TRUST

25.1 During the period between the date of filing of the Scheme with the High Court and the Effective Date:

25.1.1 RFL shall carry on its business and activities with reasonable diligence and business prudence and shall not alter or diversify its respective businesses nor venture into any new business, nor alienate, charge, mortgage, encumber or otherwise deal with the assets or any part thereof except in the ordinary course of business without the prior written consent of the Board of Directors of RPower or pursuant to any pre-existing obligation undertaken prior to the date of acceptance of the Scheme.

25.1.2 RPower shall be entitled, pending the sanction of the Scheme, to apply to the Central / State Government(s) and all other agencies, departments and authorities concerned as are necessary under any law for such consents, approvals and sanctions which RPower, may require to carry on the business of RFL.

26. CONTRACTS, DEEDS AND OTHER INSTRUMENTS

26.1 Subject to the other provisions contained in this Scheme, all contracts, deeds, bonds, agreements and other instruments of whatever nature to which, any of RFL is a party subsisting or having effect immediately before the Scheme coming into effect shall be

in full force and effect against or in favour of RPower, and may be enforced as if, instead of RFL, RPower had been a party thereto.

27. STAFF, WORKMEN AND EMPLOYEES

27.1 Upon the coming into effect of this Scheme, all staff, workmen and employees of RFL engaged in or in service on the Effective Date shall be deemed to have become staff, workmen and employees of RPower without any break in their service and on the basis of continuity of service, and the terms and conditions of their employment with RPower shall not be less favourable than those applicable to them with reference to RFL respectively on the Effective Date.

27.2 It is expressly provided that, on the Scheme becoming effective, the Provident Fund, Gratuity Fund, Superannuation Fund and / or Pension Fund or any other Special Fund or Trusts created or existing for the benefit of the staff, workmen and employees (collectively referred to as "Funds") of RFL shall become the trusts / funds of RPower for all purposes whatsoever in relation to the administration or operation of such Funds or in relation to the obligation to make contributions to the said Funds in accordance with the provisions thereof as per the terms provided in the respective Trust Deeds, if any, to the end and intent that all rights, duties, powers and obligations of RFL in relation to such Funds shall become those of RPower. It is clarified that the services of the staff, workmen and employees of RFL will be treated as having been continuous for the purpose of the said Funds.

28. PERMISSIONS

28.1 Any statutory licenses, permissions, approvals or consents to carry on the operations of RFL shall stand vested in or transferred to RPower without any further act or deed and shall be appropriately mutated by the Statutory Authorities concerned in favour of RPower. The benefit of all statutory and regulatory permissions, licenses, environmental approvals and consents, sales tax registrations or other licenses and consents shall vest in and become available to RPower pursuant to this Scheme. In so far as the various incentives, subsidies, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by RFL, are concerned, the same shall vest with and be available to RPower, on the same terms and conditions. In particular and without prejudice to the generality of the foregoing, benefit of all balances relating to CENVAT or Service Tax or VAT, shall stand transferred to and vested in RPower as if the transaction giving rise to the said balance or credit was a transaction carried out by RPower. The assets and properties of RFL shall not be required to be and shall not be physically transferred from any premises or location of RFL and consequently or otherwise, there shall be no withdrawal of or obligation to pay or refund any CENVAT, VAT, Service Tax or other tax or duty.

29. WINDING UP OF RFL

29.1 On and from the Effective Date, RFL shall stand dissolved without being wound up.

29.2 On and with effect from the Effective Date, the name of RFL shall be struck off from the records of the relevant Registrar of Companies.

29.3 The Board of Directors (or any Committee thereof) of RFL shall without any further act, instrument or deed be and stand dissolved.

SECTION 6

OTHER TERMS AND CONDITIONS

30. AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

30.1 Upon coming into effect of the Scheme, the following clause shall be inserted as Clause No. 3A in the Ancillary Objects clause of the Memorandum of Association of RPower and as Clause No. 1 in place of the existing Main Objects Clause No. 1 of the Memorandum of Association of Exploration SPV 1, Exploration SPV 2, Exploration SPV 3 and Exploration SPV 4, respectively:

"To carry on in India or elsewhere, the business of buying, selling, marketing, supplying, importing, exporting, trading, hedging, storing, distributing, transporting manufacturing, compressing, producing, processing, refining, mixing, formulating, purifying, disinfecting, converting, compounding, developing, deriving, discovering, searching, mining, quarrying, releasing, manipulating, preparing, or otherwise dealing in fuels required or used in industries, household, agriculture, laboratories, hospitals, aviators, vehicles, space rockets, communications, power plants, energy generation, water works, forest / plant protection and all other purposes whatsoever, including petroleum, petroleum products and by products, petrochemicals, oil, crude, oxygen, hydrogen, nitrogen, carbonic acid and all sorts of gases including natural gas (NG), liquified natural gas (LNG), compressed natural gas (CNG), liquified petroleum gas (LPG) and associated gaseous substance, hydro-carbons, coal, coal bed methane, lignite, coke, petrol, naphtha, high speed diesel, aviation turbine fuel, superior kerosene oil, including other related products and to act as selling agents, commission agents, sales organizers, distributors, stockists, del-credre agents, C & F agents, wholesalers and retailers for aforesaid products and designing, developing, erecting, installing, setting up, operating, maintaining, managing, owning, leasing, hiring retail or wholesale outlets, pumps, terminals, depots, showrooms, storage tanks, warehouses, godowns, objects, equipment, devices, facilities, infrastructure, and to carry on the business of transportation and distribution, designing, setting up, erecting, maintaining, and operating in India or abroad, pipes, pipelines, cross country piping systems, cylinders and other allied facilities for distribution of fuels, gases, natural resources, and to provide other related and ancillary services, facilities, assets or infrastructure, including but not limited to value all sorts of added services, and to plan, establish, develop, provide, promote, use, operate, conduct, procure, facilitate, maintain, do business, provide infrastructure and act as consultants, agent for attaining the above object."

It shall be deemed that the members of RPower, Exploration SPV 1, Exploration SPV 2, Exploration SPV 3 and Exploration SPV 4 have also resolved and accorded all relevant consents under Section 17 of the Act. It is clarified that there will be no need to pass a separate shareholders' resolution as required under Section 17 of the Act for the amendments of the Memorandum of Association of RPower, Exploration SPV 1, Exploration SPV 2, Exploration SPV 3 and Exploration SPV 4 as above.

30.2 In order to carry on the activities currently being carried on by RPower, Exploration SPV 1, Exploration SPV 2, Exploration SPV 3 and Exploration SPV 4, upon the approval of the Scheme by the members of RNRL and the members of RPower, Exploration SPV 1, Exploration SPV 2, Exploration SPV 3 and Exploration SPV 4 pursuant to Section 391 of the Act, it shall be deemed that the members of the Transferee Company have also resolved and accorded all relevant consents under Section 149 (2A) of the Act or any other provisions of the Act for the commencement of any business or activities currently being carried out by RPower, Exploration SPV 1, Exploration SPV 2, Exploration SPV 3 and Exploration SPV 4 in relation to any of the objects contained in the Memorandum of Association of RPower, Exploration SPV 1, Exploration SPV 2, Exploration SPV 3 and Exploration SPV 4, to the extent the same may be considered applicable, in particular, RPower, Exploration SPV 1, Exploration SPV 2, Exploration SPV 3 and Exploration SPV 4 would be allowed to commence the new business added as above. It is clarified that there will be no need to pass a separate resolution as required under Section 149 (2A) of the Act.

31. APPLICATION TO THE HIGH COURT OR SUCH OTHER COMPETENT AUTHORITY

The Parties shall with all reasonable dispatch, make applications to the High Court or such other competent authority for obtaining their sanction to this Scheme under Sections 391 to 394 of the Act and for dissolution of RFL without being wound up.

32. MODIFICATION / AMENDMENT TO THE SCHEME

(a) The Parties by their respective Board of Directors or any committee / person duly authorised by the Board of Directors in this regard may make or consent to, on behalf of all persons concerned, any modifications or amendments to the Scheme or to any conditions or limitations that the Court or any other authority may deem fit to direct or impose or which may otherwise be considered necessary, desirable or appropriate by the Board of Directors or any Committee / person duly authorized by the Board of Directors in this regard and to solve all difficulties that may arise for carrying out the Scheme and do all acts, deeds

and things necessary for putting the Scheme into effect.

(b) For the purpose of giving effect to this Scheme or to any modification thereof, the Board of Directors of RPower or any committee / person duly authorized by the Board of Directors of RPower in this regard may determine and give, and are authorised severally to give such directions including directions for settling any question of doubt or difficulty that may arise in case of issue and allotment of shares, and such determination or directions, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in the Scheme.

33. GENERAL TERMS

It is clarified that all taxes (direct or indirect), cess, fee or other charges payable or any refunds and claims receivable by RNRL, relating to the Business Undertaking, from the Appointed Date onwards shall, for all purposes, be treated as the tax liabilities or refunds and claims of RPower and its Exploration SPVs. Accordingly, upon the Scheme becoming effective, RNRL, RPower and its Exploration SPVs are expressly permitted to revise its tax returns, and to claim refunds / credits, pursuant to the provisions of this Scheme.

34. CONDITIONS

34.1 The Scheme is and shall be conditional upon and subject to the following :

(a) The requisite consent, approval or permission of the Central Government or any other statutory or regulatory authority, which by law may be necessary for the implementation of this Scheme.

(b) The Scheme being approved by the respective requisite majorities in number and value of such classes of persons including the members and creditors of the Parties as may be directed by the Hon'able High Court of Judicature at Bombay and / or any other competent authority as may be applicable.

(c) The Scheme being sanctioned by the Hon'ble High Court of Judicature at Bombay and / or any other competent authority, as may be applicable under Sections 391 to 394 of the Act.

(d) Certified copies of the Orders of the Hon'ble High Court or such other competent authority, as may be applicable, sanctioning this Scheme being filed with the Registrar of Companies, Maharashtra.

34.2 Each of the Sections of the Scheme is independent. Therefore, the non implementability of any of the Sections shall not affect the implementability or otherwise of the other Sections of the Scheme.

35. EFFECT OF NON-RECEIPT OF APPROVALS / SANCTIONS

In the event of any of the said sanctions and approvals referred to in the preceding Clause 34.1 not being obtained and / or the Scheme not being sanctioned by the Jurisdictional High Courts or such other competent authority, as may be applicable, and / or the Orders not being passed as aforesaid before 31st day of March, 2012 or within such further period or periods as may be agreed upon by the respective Board of Directors of the Parties (and which the Board of Directors of the companies are hereby empowered and authorised to agree to and extend the Scheme from time to time without any limitation), this Scheme shall stand revoked, cancelled and be of no effect, save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any rights and / or liabilities which might have arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out as is specifically provided in the Scheme or as may otherwise arise in law. In such a case, each party shall bear and pay its respective costs, charges and expenses for and / or in connection with the Scheme.

36. COSTS

All costs, charges, taxes including duties, levies and all other expenses, if any (save as expressly otherwise agreed) incurred in carrying out and implementing this Scheme and matters incidental thereto, shall be borne by RPower.

Schedule I

The rights and benefits as set out in the Letter(s) of Award dated October 5, 2006 issued by the Ministry of Petroleum and Natural Gas so far as the same relate(s) to exploration block(s) at Barmer, Rajasthan and all assets and properties in relation thereto.

Schedule II

The rights and benefits as set out in the Letter(s) of Award dated October 5, 2006 issued by the Ministry of Petroleum and Natural Gas so far as the same relate(s) to exploration block(s) at Kothagudem, Andhra Pradesh and all assets and properties in relation thereto.

Schedule III

The rights and benefits as set out in the Letter(s) of Award dated October 5, 2006 issued by the Ministry of Petroleum and Natural Gas so far as the same relate(s) to exploration block(s) at Sohagpur, Madhya Pradesh and all assets and properties in relation thereto.

Schedule IV

The rights and benefits as set out in the Letter(s) of Award dated February 12, 2007 issued by the Ministry of Petroleum and Natural Gas so far as the same relate(s) to exploration block(s) at Mizoram and all assets and properties in relation thereto.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY SUMMONS FOR DIRECTION NO. 536 OF 2010

In the matter of the Companies Act, 1956;
AND
In the matter of Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies Act, 1956;
AND
In the matter of Composite Scheme of Arrangement
between
Reliance Natural Resources Limited ('RNRL')
and
Reliance Power Limited ('RPower')
and
Atos Trading Private Limited ('ATPL')
and
Atos Mercantile Private Limited ('AMPL')
and
Coastal Andhra Power Infrastructure Limited ('CAPIL')
and
Reliance Prima Limited ('RPL')
and
Reliance Futura Limited ('RFL')
and
their respective Shareholders and Creditors

RELIANCE NATURAL RESOURCES LIMITED, a company incorporated under the provisions of the Companies Act, 1956 and having its registered office at H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 } .... Applicant Company

FORM OF PROXY

I / We ____________________ ____________________ the undersigned, being the equity shareholder(s) of Reliance Natural Resources Limited, the Applicant Company, do hereby appoint ____________________ of ____________ and failing him / her ____________________ of ______________ as my / our proxy, to act for me / us at the meeting of the equity shareholders of the Applicant Company to be held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050, on Saturday, 4th day of September, 2010 at 11.30 a.m. for the purpose of considering and, if thought fit, approving, with or without modification(s), the arrangement embodied in the Composite Scheme of Arrangement between Reliance Natural Resources Limited ('RNRL') and Reliance Power Limited ('RPower') and Atos Trading Private Limited ('ATPL') and Atos Mercantile Private Limited ('AMPL') and Coastal Andhra Power Infrastructure Limited ('CAPIL') and Reliance Prima Limited ('RPL') and Reliance Futura Limited ('RFL') and their respective Shareholders and Creditors ('Scheme' or 'the Scheme') at such meeting, and at any adjournment or adjournments thereof, to vote, for me / us and in my / our name(s) ______________________ (here, if for, insert 'for', if against, insert 'against', and in the latter case, strike out the words "either with or without modifications" after the word "Arrangement") the said arrangement embodied in the Scheme of Arrangement, either with or without modification(s)*, as my / our proxy may approve.

* strike out what is not necessary

Dated this ____________ day of ______________________ 2010

Name : ______________________________

Address : ______________________________

____

(For Demat holding) DP Id. ______________ Client Id. ______________

(For Physical holding) Folio No. ______________________

No. of Shares held : ______________________


Affix
Re 1 revenue
stamp

Signature across the stamp

Signature of Shareholder(s) Sole holder / First holder ______________

Second holder ______________

Third holder ______________

Signature of Proxy ______________

NOTES:

1. Proxy need not be a member.
2. Alterations, if any, made in the Form of Proxy should be initialed.
3. Proxy must be deposited at the Registered Office of the Applicant Company, not later than 48 (FORTY EIGHT) hours before the time scheduled / fixed for the said meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

THIS PAGE IS INTENTIONALLY LEFT BLANK

ATTENDANCE SLIP

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP. Id* - ____________________ Folio No. - ____________________

Client Id* - ____________________ No. of Share(s) held - ____________________

NAME AND ADDRESS OF THE EQUITY SHAREHOLDER / (in block letters):

____

____

____

____

NAME AND ADDRESS OF THE PROXY HOLDER (in block letters, to be filled on by the proxy attending instead of the equity shareholder):

____

____

____

____

I / We hereby record my / our presence at the meeting of the Equity Shareholders of the Company, convened pursuant to the Order dated 6th day of August, 2010 of the Hon'ble High Court of Judicature at Bombay at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050 on Saturday, 4th day of September, 2010 at 11.30 a.m.

Signature of the equity shareholder or proxy

____

*Applicable for shareholders holding shares in dematerialized form.

Notes:

1. Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after fixing their signature on it.
2. Shareholders who come to attend the meeting are requested to bring with them copy of the Composite Scheme of Arrangement.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Reliance Natural Resources Limited

Registered Office: H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

To,

The Equity Shareholders of **RELIANCE NATURAL RESOURCES LIMITED**

NOTICE is hereby given that an Extraordinary General Meeting of the Equity Shareholders of **RELIANCE NATURAL RESOURCES LIMITED** ('the Company') will be held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050 on Saturday, the 4th day of September, 2010 at 12.30 p.m. or soon after the conclusion of the Court Convened Meeting of shareholders of the Company whichever is later to transact the following special business:

To consider and, if thought fit, to pass with or without modification(s), the following as a Special Resolution

"**RESOLVED THAT** pursuant to the provisions of Sections 78, 100 to 103 and all other applicable provisions, if any, of the Companies Act, 1956 (the "Act") (including any statutory modification(s) or re-enactment thereof, for the time being in force), and Articles of Association of the Company and subject to sanction of the Composite Scheme of Arrangement between Reliance Natural Resources Limited ('RNRL') and Reliance Power Limited ('RPower') and Atos Trading Private Limited ('ATPL') and Atos Mercantile Private Limited ('AMPL') and Coastal Andhra Power Infrastructure Limited ('CAPIL') and Reliance Prima Limited ('RPL') and Reliance Futura Limited ('RFL') and their respective shareholders and creditors ('the Scheme') by the Hon'ble High Court of Judicature at Bombay under Sections 391 to 394 read with Sections 78 and 100 to 103 and other applicable provisions of the Companies Act, 1956 and subject to the same becoming effective and further subject to such conditions as may be prescribed while granting such approvals, consents, permissions, sanctions, which the Board of Directors (hereinafter referred to as "Board" which term shall include any Committee which the Board may have constituted or may hereafter constitute or authorise and / or any Director or any individual delegated with powers necessary for the purpose) of the Company may agree and accept, consent of the Equity Shareholders be and is hereby accorded for cancellation of the Original Share Capital of RNRL and consequently for cancellation of an equivalent amount of authorised and issued equity share capital of RNRL held by the Equity Shareholders and for reduction of Securities Premium account in terms of the Scheme and consequently, the Company is not required to add words "And Reduced" as suffix to its name.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board (including its Committee(s) thereof and / or any Director or any individual delegated with powers necessary for the purpose) be and is hereby authorized to do all such acts, deeds, matters and things, as may be necessary, proper or expedient including but not limited to finalising the exact number of shares being cancelled for respective Shareholder, making of changes in Memorandum and Articles of Association of the Company etc. without being required to seek any further consent or approval of the Company or otherwise to the end and intent that they shall be deemed to have been given all necessary approvals thereto expressly by the authority of this resolution."

By Order of the Board of Directors

Sd/-

Ashish S Karyekar
Company Secretary

Dated this 6th day of August, 2010

Registered Office
H Block, 1st floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

NOTES

1. The Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, setting out material facts in respect of the business of this notice is annexed hereto.
2. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE EFFECTIVE, MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE COMPANY NOT LATER THAN FORTY EIGHT HOURS BEFORE THE COMMENCEMENT OF THE EXTRAORDINARY GENERAL MEETING.**
3. Members / Proxies should bring the enclosed Attendance Slip duly filled in for attending the Meeting.
4. All documents referred into the notice and other related documents including the copies of Memorandum of Association and Articles of Association of the Company are available for inspection by any member at the registered office of the Company between 11.00 a.m. and 1.00 p.m. on all working days (except Saturdays) prior to the date of the Extraordinary General Meeting.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956

The Board of Directors of the Company in their meeting held on July 4, 2010 have approved the Composite Scheme of Arrangement between Reliance Natural Resources Limited ('RNRL') and Reliance Power Limited ('RPower') and Atos Trading Private Limited ('ATPL') and Atos Mercantile Private Limited ('AMPL') and Coastal Andhra Power Infrastructure Limited ('CAPIL') and Reliance Prima Limited ('RPL') and Reliance Futura Limited ('RFL') and their respective shareholders and creditors ('the Scheme'), under Sections 391 to 394 read with Sections 78 and 100 to 103 and other applicable provisions of the Companies Act, 1956.

The proposed Scheme, *inter alia*, provides for the following:

- The demerger of Business Undertaking (as defined in the Scheme) of RNRL into RPower;
- The reorganisation of share capital of RNRL;
- The transfer of Exploration Block undertakings (as defined in the Scheme) from RPower to Exploration SPVs;
- The merger of RFL into RPower.

Upon the scheme being effective,

1. the Original Share Capital of RNRL, without any application or deed, shall stand cancelled without any payments / consideration to the holders of such Equity Shares. Consequently, an equivalent amount of authorised and issued equity share capital of RNRL will also be cancelled.
2. Notwithstanding the reduction of authorized, issued, subscribed and paid-up equity share capital of RNRL, RNRL shall not be required to add "And Reduced" as suffix to its name.
3. The amount arising on cancellation of the paid-up Equity share capital as above shall be credited by RNRL to its Capital Reserve Account.
4. RNRL would adjust the Goodwill in its books including Goodwill arising pursuant to the Scheme against its Capital Reserve Account, Securities Premium Account and balance in Profit & Loss Account in that order to the extent such balances are available.

The reduction of the Share Capital and the Securities Premium Account of RNRL as mentioned above shall be effected as an integral part of this Scheme without having to follow the process under Section 78 read with Sections 100 to 103 of the Companies Act, 1956 separately. The reduction would not involve either a diminution of liability in respect of unpaid share capital or payment of paid-up share capital and the provisions of Section 101 of the Act will not be applicable and accordingly the Order under Section 102 of the Act shall not be required.

Accordingly, since the Scheme results in reduction of the Share Capital and Securities Premium Account of RNRL, the approval of the Equity Shareholders by a Special Resolution would be required in terms of Section 78 read with 100 of the Companies Act, 1956. The Scheme is subject to the confirmation of the Hon'ble High Court of Judicature at Bombay and /or approval of such other regulatory authority as may be required according to the laws in force.

The approval of the Scheme would also operate as approval for the aforesaid reduction. However, for better corporate governance practice and removal of any possible misinterpretation of statute or setting aside any doubts, approval of the Equity Shareholders is sought on the basis that the proposed reduction in share capital and utilisation of Securities Premium would require the approval of the Equity Shareholders by way of a Special Resolution to be passed at the General Meeting.

The detailed features of the Scheme, approved by the Board of Directors of the Company in its meeting held on July 4, 2010, including the pre and post Scheme capital structure and shareholding pattern, have been appropriately described in the Explanatory Statement under Section 393 of the Companies Act, 1956, which has been enclosed along with the notice convening the meeting of the Equity Shareholders pursuant to Order made by the High Court of Judicature at Bombay on the 6th day of August, 2010.

The Directors recommend the above resolution to the Equity Shareholders for their approval.

None of the Directors and manager of the Company are interested in passing of the proposed resolution, except to the extent of their respective holding of equity shares of the Company.

By Order of the Board of Directors

Sd/-

Dated this 6th day of August, 2010

Ashish S Karyekar
Company Secretary

Registered Office
H Block, 1st floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Reliance Natural Resources Limited

Registered Office: H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

FORM OF PROXY

I / We ________________________ of __________, being the member / member(s) of Reliance Natural Resources Limited, hereby appoint______________________________ of ____________ and failing him / her ______________________ of _______________ as my / our proxy to attend and vote for me / us on my / our behalf at the Extraordinary General meeting of the Company to be held at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050, on Saturday, 4th day of September, 2010 at 12.30 p.m. or soon after the conclusion of the Court Convened Meeting of shareholders of the Company whichever is later and at any adjournment thereof.

Dated this ____________day of ________________________ 2010

Name : ____

Address : ____

____



Affix
Re 1 revenue
stamp

Signature across the stamp

(For Demat holding) DP Id. _________________ Client Id. _____________________________

(For Physical holding) Folio No. ____

No. of Shares held : ____

Signature of Shareholder(s) Sole holder / First holder ____________________________________

Second holder ____________________________________

Third holder ____________________________________

Signature of Proxy ____________________________________

NOTES:

1. Proxy need not be a member.
2. Alterations, if any, made in the Form of Proxy should be initialed.
3. Proxy must be deposited at the Registered Office of the Company, not later than 48 (FORTY EIGHT) hours before the time scheduled / fixed for the said meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Reliance Natural Resources Limited

Registered Office: H Block, 1st floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

ATTENDANCE SLIP

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.

Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP. Id* ____________________ Folio No. ____________________

Client Id* ____________________ No. of Share(s) held ____________________

NAME AND ADDRESS OF THE EQUITY SHAREHOLDER (in block letters):

____

____

____

____

NAME AND ADDRESS OF THE PROXY HOLDER (in block letters, to be filled in by the proxy attending instead of the equity shareholder):

____

____

____

____

I hereby record my presence at the Extraordinary General Meeting of the equity shareholders of the Company, convened at Rangsharda Natyamandir, Bandra Reclamation, Bandra (West), Mumbai 400 050 on the 4th day of September, 2010 at 12.30 p.m. or soon after the conclusion of the Court Convened Meeting of shareholders of the Company whichever is later.

Signature of the equity shareholder or proxy:

____

*Applicable for investors holding shares in electronic form.

Notes:

Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after affixing their signature on it.

BOOK POST
(Under Certificate of Posting)

If undelivered, please return to:

Karvy Computershare Private Limited
(Unit: Reliance Natural Resources Limited)
Madhura Estate, Municipal No. 9/13/C
Plot No. 13 & 13 C, Survey No. 74 & 75
Madhapur Village
Hyderabad 500 081

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